Filed pursuant to Rule 424(b)(3)
Registration File No. 333-181588

VERSANT INTERNATIONAL, INC.

PROSPECTUS

This prospectus relates to the resale of up to 25,500,000 shares of outstanding Class B common stock, $.001 par value per share, of Versant International, Inc. that may be sold from time to time by the selling stockholders identified in this prospectus. These selling stockholders, together with their transferees, are referred to throughout this prospectus as “selling stockholders.” We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from this offering.

Our Class B common stock does not presently trade on any exchange or electronic medium. We have not applied for listing to trade on any public market nor has a market maker applied to have our Class B common stock admitted to quotation on the OTC Bulletin Board. We will seek to identify a market maker to file an application to have our Class B common stock admitted to quotation on the OTC Bulletin Board; however, we cannot assure you that our Class B common stock ever will be quoted on the OTC Bulletin Board or trade on any other public market or electronic medium.

We will pay all of the expenses incident to the registration of the shares offered under this prospectus, except for sales commissions and other expenses of selling stockholders applicable to the sales of their shares.

The shares may be offered for sale from time to time by the selling stockholders acting as principal for their own accounts or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders.  See “Selling Stockholders” and “Plan of Distribution” in this prospectus.

An investment in our common stock is speculative and involves a high degree of risk. Investors should carefully consider the risk factors and other uncertainties described in this prospectus before purchasing our common stock. See “Risk Factors” beginning on page 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL, ACCURATE, OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 12, 2012

TABLE OF CONTENTS
Page No.
Note Regarding Forward-Looking Statements	3
Prospectus Summary	4
Risk Factors	7
Market and Other Data	12
Use of Proceeds	12
Determination of Offering Price	12
Management’s Discussion and Analysis of Financial Condition and Results of Operations	13
Our Business	16
Description of Properties	28
Legal Proceedings	28
Market For Our Common Stock and Other Related Stockholder Matters	28
Management	28
Executive Compensation	30
Transactions With Related Persons	32
Security Ownership of Certain Beneficial Owners and Management	33
Selling Stockholders	34
Plan of Distribution	38
Description of Securities	39
Shares Eligible For Future Sale	42
Legal Matters	43
Experts	43
Where You Can Find More Information	44
Index to Financial Statements	44

AVAILABLE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments and exhibits thereto, the “Registration Statement”) filed by us with the SEC under the Securities Act of 1933, as amended (the “Securities Act”).  As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and related exhibits for further information with respect to Versant International, Inc. and the securities offered hereby.  Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding our future financial position and capital needs, business strategy, projected product development, budgets, projected revenues, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “project,” “estimate,” “anticipate,” or “believe” or the negative thereof or any variation thereon or similar terminology.

Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to, management pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Such statements are not guarantees of future performance or events and are subject to known and unknown risks and uncertainties that could cause the Company's actual results, events or financial positions to differ materially from those included within the forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to:

●	future financial and operating results, including projections of sales, revenue, income, expenditures, liquidity, and other financial items
●	our ability to develop relationships with new customers and maintain or improve existing customer relationships;
●	development of new products, brands and marketing strategies;
●	distribution channels, product sales and performance and timing of product shipments;
●	inventories and the adequacy and intended use of our facilities;
●	current or future customer orders;
●	management’s goals and plans for future operations;
●	our ability to improve operational efficiencies, manage costs and business risks and improve or maintain profitability;
●	growth, expansion, diversification and acquisition strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
●	personnel;
●	the outcome of regulatory, tax and litigation matters;
●	sources and availability of raw materials;
●	overall industry and market performance;
●	effects of competition; and
●	other assumptions described in this report or underlying or relating to any forward looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances after the date made, changes in internal estimates or expectations, or the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision.

Unless the context otherwise requires, any reference to “the Company,” “we,” “us,” or, “our” refers to Versant International, Inc., a Nevada corporation, together with its wholly-owned subsidiary, Mamma’s Best, LLC, a California limited liability company, which we refer to as “Mamma’s Best.”

VERSANT INTERNATIONAL, INC.

One of our principal business objectives is to create shareholder value through acquisitions or investments in environmentally responsible growth companies.   Our investment and acquisition team specializes in proprietary fundamental research, used to identify and model reliable growth companies.  We completed our first acquisition in March 2012 with the purchase of Mamma’s Best, a foods products company selling products at well-known organic and natural food retail outlets primarily in Southern California.  We anticipate that our acquisition efforts may result in approximately two to three acquisitions per year, though the actual number of acquisitions we complete remains subject to many factors, some of which are outside our control, and is thus uncertain.

Corporate History

Versant International, Inc. (formerly Shang Hide Consultants, Ltd.) was incorporated in the State of Nevada on May 5, 2010. Initially, we were engaged in organizational efforts and obtaining initial financing.  Upon a change in management around the beginning of 2012, we increased our efforts to identify a possible business combination. Prior to our first acquisition in March 2012 as further described below, we were considered a “shell company” under SEC Rule 12b-2 of the Securities Exchange Act of 1934, because we had nominal assets consisting of cash and no or nominal operations.

Acquisition of Mamma’s Best

On March 12, 2012, Versant International, Inc. acquired Mamma’s Best, LLC, a Delaware limited liability company, through entering into a Share Exchange Agreement with Mamma’s Best and the selling members of Mamma’s Best. Under the share exchange agreement, the selling members received Ten Million (10,000,000) shares of Class B common stock of Versant International, Inc. for 100% ownership of Mamma’s Best.  Mamma’s Best is a food products company. For accounting purposes, the share exchange transaction was treated as an acquisition.

Upon the closing of the Share Exchange, the management of Mamma’s Best was constituted as follows:

Name	Title
Glen W. Carnes	Chief Executive Officer
Lyda Corey	President, Chief Financial Officer
Elizabeth Aphessetche	Chief Operating Officer, Secretary

Our Business

As a result of the closing of the Company’s acquisition of Mamma’s Best, our operations are now focused on the all-natural and organic food market.

Through our wholly-owned subsidiary, Mamma’s Best, we sell unique, all natural food products based on family recipes of the subsidiaries’ founders. Mamma’s Best was created by three sisters: Lyda, Nancy and Elizabeth, who, inspired by their mother’s talent for cooking, developed a unique, all natural, food product line based on family recipes that blended two distinct ethnic-style backgrounds. Through the date of this prospectus all of our sales have derived from a total of four sauces and marinades available at approximately 140 natural and organic food outlets in Southern California.

We are currently in the process of expanding our food line to include additional sauces and marinades, jams, soups, and salad dressings.  We are also seeking to expand our geographical presence throughout the Western United States as well as increase the number of retailers carrying our products.

Grocer’s Direct

In May 2012, we formed a wholly owned subsidiary, Grocer’s Direct, LLC, to provide food branding and distribution brokerage services focused on the natural foods industry.  As this food brokerage arm develops, part of our strategy will be to facilitate efficiencies in the distribution of Mamma’s Best products.

Our Key Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the growth of the market that includes our products:

●	the uniqueness our food product recipes, which feature a homemade taste;
●	overall product quality and utilization of all natural ingredients; and
●	the seasoned experience and abilities of our management team.

Our Growth Strategy

We are committed to enhancing financial performance and cash flows through:

●	improving our market position in the food products business through expanding product lines;
●	seeking access to an increased customer base for our food products by broadening distribution channels; and
●
identifying, and as appropriate, capitalizing on additional acquisitions opportunities through comprehensive research, due diligence and well thought out and verifiable marker criteria for targeted businesses that are environmentally responsible.

Principal Executive Offices

Our headquarters is located in Irvine, California, where we maintain our corporate and administrative offices.  Our telephone number is (949) 281-6438.  We maintain a website at www.VersantInternational.com, which contains information about our Company, but that information is not part of this prospectus.

The Offering

This prospectus relates to an aggregate of 25,500,000 shares of Class B common stock of Versant International, Inc. that may be offered for sale by the persons named in this prospectus under the heading “Selling Stockholders.” A substantial majority of the selling stockholders are third party investors who acquired shares in private placements of our Class B common stock; the remaining selling stockholders acquired shares in connection with providing services to the Company as officers, directors, employees and consultants.  We have no contractual obligation to register any of the shares offered hereunder.

We appreciate the support of our investors, and would like to do our part as a socially responsible company to help create potential liquidity opportunities for our investors in the future.  We believe that the registration of shares hereunder will be of benefit to, and appreciated by, our investors and employees.

During the first quarter of 2012, we issued an aggregate of 2,475,000 shares of Class B common stock for total cash consideration of $79,500.  During April 2012 we issued an aggregate of 555,000 shares of Class B common stock for total cash consideration of $30,500.  During May 2012 prior to the date of this prospectus, we issued an aggregate of 770,000 shares of Class B common stock for total cash consideration of $42,000.

In April and May 2012, we issued a total of 1,625,000 shares of Class B common stock to six different consultants, each of whom is identified in this prospectus under the heading “Selling Stockholders.”

Accordingly, in the spirit of recognizing our third party investors, we determined to register for resale all of the shares currently held by our third party investors.  We also determined to register for resale all of the shares held by our employees and consultants, with the following exceptions.  In the case of our managing executives Glen Carnes and Michael Young, we are registering approximately only 25% of the outstanding Class B shares each of them holds.  Similarly, only a small percentage of shares held by an investor who is also a family member of one of our affiliates is being registered hereby.

Finally, with respect to the founders and former owners of our wholly owned subsidiary Mamma’s Best, each of these founders entered into a lock up agreement upon our acquisition of Mamma’s Best, whereby each founder agreed not to sell the shares of our Class B common stock obtained in the acquisition for a period of one following the acquisition.  Accordingly, each of these founders will maintain a significant number of shares of our Class B common stock assuming all shares registered hereby are sold.

Offering Summary

Class B Common Stock Offered
25,500,000 shares of Class B common stock, all of which are being offered for resale by selling stockholders, including shares issued to our officers, employees and consultants; and shares issued to third party investors.

Common Stock Outstanding	Seventy Million (70,000,000) shares of Class A Common Stock and Seventy Million Four Hundred Thirty-Five Thousand (70,425,000) shares of Class B Common Stock.
Offering Price
The shares may be offered and sold from time to time by the selling stockholders and/or their registered representatives at prevailing market prices or privately negotiated prices.  Currently, the Company’s Class B common stock is not admitted to quotation on the OTC Bulletin Board or another exchange or electronic medium.

Use of Proceeds	We will not receive any proceeds from sales of the shares offered by the selling stockholders.
Dividend Policy
We intend to retain all available funds and any future earnings, if any, for use in our business operations.  Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Fees and Expenses	We will pay all expenses incident to the registration of such shares, except for sales commissions and other expenses of selling stockholders.
Market Information
Our Class B common stock is not currently listed on any national securities exchange and is not quoted on any over-the-counter market. We will seek to identify a market maker to file an application with the Financial Industry Regulatory Authority, Inc. for our Class B common stock to be admitted for quotation on the OTC Bulletin Board after the effective date of this Registration Statement.  We have not yet identified a market maker that has agreed to file such application.  We cannot assure you that a public market for our Class B common stock will develop in the future.

Risk Factors
An investment in our common stock is highly speculative and involves a high degree of risk.  Investors should carefully consider the risk factors and other uncertainties described in this prospectus before purchasing our common stock.  See “Risk Factors” beginning on page 7.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors in addition to other information in this prospectus, including the financial statements and the related notes thereto, and in our other filings with the SEC before purchasing our Class B common stock. The risks and uncertainties described below are those that are currently deemed to be material and specific to our Company and industry. If any of these risks actually occur, our business may be adversely affected, and you may lose all or part of your investment.

Risks Associated With Our Business

We have a limited operating history.

We have a limited operating history, a limited number of customers, and have experienced operating losses since our inception.  The Company is subject to substantially all the risks inherent in the creation of a new business. As a result of its small size and capitalization and limited operating history, the Company is particularly susceptible to adverse effects of changing economic conditions and consumer tastes, competition, and other contingencies or events beyond the control of the Company. It may be more difficult for the Company to prepare for and respond to these types of risks and the risks described elsewhere than for a company with an established business and operating cash flow.  Historically, we had no significant assets or financial resources. We will, in all likelihood over at least the next twelve months, sustain operating expenses that exceed our corresponding revenues. This operating deficiency will likely result in the incurrence of net operating losses until we can increase the reach of our distribution channel, our brand recognition and our customer base.   There is no assurance we will be successful in increasing our business operations and achieving profitability.

We recently entered into a new business and may not be successful in executing our business plan.

We have recently entered into the natural and organic food development, distribution, and sales industry.  We face significant competition from national and international food producer and distributors that possess significant brand recognition advantages.  Even though our management believes our products are positioned to increase our market share, our limited operating history and financial resources make it difficult to penetrate our targeted market.  If we are unable to increase our brand recognition we may not achieve profitability.

We may likely need to raise additional funds in the future to fund our on-going operations and growth strategy. If such funds are not available we may not be able to continue as a going concern.

Our cash from operations may not be sufficient to meet our working capital needs and/or to implement our business strategies. As a result, we may need to raise additional capital or obtain additional financing.  Accordingly, we expect that we will have to raise additional capital in the future to help fund our operations and growth strategy or to fund unforeseen capital requirements or other events and uncertainties. If we cannot raise funds on acceptable terms, we may not be able to increase or market share, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may prevent us from achieving profitability or continue as a going concern.

In addition, it may be difficult for us to raise capital due to a variety of factors, some of which may be outside of our control, including a tightening of credit markets, overall poor performance of stock markets, and/or an economic slowdown in the United States or other countries. Thus, there is no assurance we would be able to raise additional capital if needed. To the extent we do raise additional capital, the ownership position of existing stockholders could be diluted. Similarly, there can be no assurance that additional financing will be available if needed or that it will be available on favorable terms.

Our industry is highly competitive and we may be unable to compete effectively. Increased competition could adversely affect our financial condition.

The market for our products is highly competitive. Many of our competitors are substantially larger and have greater financial resources and broader name recognition than we do. Some of the well-established companies with which we compete include: Trader Joe’s brand, Soy Vay and Jim Beam.  Our larger competitors may be able to devote greater resources to research and development, marketing and other activities that could provide them with a competitive advantage. Our market has relatively low entry barriers and is highly sensitive to the introduction of new products that may rapidly capture a significant market share.  Increased competition could result in price reductions, reduced gross profit margins or loss of market share, any of which could have a material adverse effect on our financial condition and results of operations. There can be no assurance that we will be able to compete in this intensely competitive environment.

The failure of our suppliers to supply quality materials in sufficient quantities, at a favorable price, and in a timely fashion could adversely affect the results of our operations.

Our products are currently supplied from one vendor. The loss of this vendor or significant increases in their pricing structure, would adversely affect our business operations. Although we believe that we could establish alternate sources for our products, any delay in locating and establishing relationships with other sources could result in product shortages, with a resulting loss of sales and customers.

A shortage of raw materials or an unexpected interruption of supply could also result in higher prices for materials used in the production of our products. Although we may be able to raise our prices in response to significant increases in the cost of these materials, we may not be able to raise prices sufficiently or quickly enough to offset the negative effects of the cost increases on our results of operations.

There can be no assurance that our current or future suppliers will provide the quality materials needed by us in the quantities requested or at a price we are willing to pay. Because we do not control the actual production of our sauces and marinades, we are also subject to delays caused by interruption in production of materials based on conditions outside of our control, including weather, transportation interruptions, strikes and natural disasters or other catastrophic events.

We could be exposed to product liability claims or other litigation, which may be costly and could materially adversely affect our operations.

Any general, commercial and/or service liability claims will have a material adverse effect on our financial condition. We could face financial liability due to product liability claims if the use of our products results in significant loss or injury. Additionally, the manufacture and sale of our products involves the risk of injury to consumers from tampering by unauthorized third parties or product contamination. We could be exposed to future product liability claims that, among others: our products contain contaminants; we provide consumers with inadequate instructions about product use; or we provide inadequate warning about side effects or interactions of our products with other substances.

Our products and manufacturing activities are subject to extensive government regulation, which could limit or prevent the sale of our products in some markets and could increase our costs.

The manufacturing, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States. Failure to comply with governmental regulations may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Any action of this type by a governmental agency could materially adversely affect our ability to successfully market our products. In addition, if the governmental agency has reason to believe the law is being violated (for example, if it believes we do not possess adequate substantiation for product claims), it can initiate an enforcement action. Governmental agency enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts, and such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action by the governmental agency could materially adversely affect our ability and our customers’ ability to successfully market those products.

We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations, when and if adopted, would have on our business. They could include requirements for the reformulation of certain products to meet new standards, the recall or discontinuance of certain products, additional record keeping, expanded or different labeling, and additional scientific substantiation. Any or all of these requirements could have a material adverse effect on our operations.

Our manufacturing and fulfillment activities are subject to certain risks.

Our products are manufactured for us in Huntington Park, CA. As a result, we are dependent on the uninterrupted and efficient operation of this facility. Our supplier’s manufacturing and fulfillment operations are subject to power failures, blackouts, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters, and the need to comply with the requirements or directives of governmental agencies, including the FDA. While we believe our supplier has implemented various emergency, contingency and disaster recovery plans, there can be no assurance that the occurrence of these or any other operational problems at our supplier’s facility would not have a material adverse effect on our business, financial condition and results of operations. Furthermore, there can be no assurance that their contingency plans will prove to be adequate or successful if needed.

Changes in our relationships with significant distributors could adversely affect us.

Since inception, our three largest distributors, which purchase our products and then re-sell them, accounted for approximately 86% of our net revenues. There can be no assurance that all significant distributors will continue to purchase our products in the same quantities or on the same terms as in the past, particularly as consumers continue to demand lower pricing and increased value. The loss of a significant distributor or a material reduction in sales to a significant customer could materially and adversely affect our product sales, financial condition and results of operations.

We may be unable to adequately protect our product branding or may inadvertently infringe on the intellectual property rights of others.

Our products and recipes are not legally protected by trademarks or patents that are registered with the U.S. Patent and Trademark Office, or by contractual licenses. There can be no assurance that we will be able to protect our brand name and underlying products from infringement.

In addition, infringement may be alleged against us by our competitors. In the event we are required to defend our products in litigation, even if successful, substantial costs and diversion of resources could have a material adverse effect on our business, results of operation and financial condition. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. There can be no assurance, however, that a license would be available on terms acceptable or favorable to us, if at all.

We must leverage our value proposition to compete against retailer brands and other economy brands.

Retailers are increasingly offering retailer and other economy brands that compete with some of our products. Our products must provide higher value and/or quality to our consumers than less expensive alternatives, particularly during periods of economic uncertainty such as those we continue to experience. Consumers may not buy our products if the difference in value or quality between our products and retailer or other economy brands narrows or if consumers perceive a narrowing. If consumers prefer retailer or other economy brands, then we could lose market share or sales volumes or shift our product mix to lower margin offerings. The impact could materially and adversely affect our financial condition and results of operations.

We are dependent on our officers and other product development and marketing employees.  Loss of any of these key employees may adversely impact our ability to execute our business plan.

For the foreseeable future, our success will depend largely on the services of all of current employees due to their product development expertise.  Our officers and key employees provide industry knowledge, marketing skills and relationships with major customers. We are also dependent on these employees to both manage our current operations, and attract and obtain additional financing.  The loss of any of these employees or our inability to replace them effectively could seriously harm our business, financial condition or results of operations and our ability to execute our business plan.

Our marketing costs could materially increase which could have a material adverse effect on our earnings.

We incur marketing costs relating to the advertising and promotion of our products. For instance, our marketing costs may materially increase. Any increase in our marketing costs without an offsetting increase in our revenues could have a material adverse impact on our earnings.

In addition to our current operations, we pursue other acquisitions in unrelated industries.  In this regard, we are not obligated to follow any particular criteria for evaluating new acquisition targets.

Even though we believe our officers and directors possess the appropriate expertise and ability to identify suitable acquisition targets, there is no guarantee the acquisition will be successful.  Additionally, we may incur substantial expenses related to these activities that may be unrecoverable.  We will target companies which we believe will provide the best potential long-term financial return for our stockholders and we will determine the terms of the relationship accordingly.

Our acquisition and strategic alliance strategies include numerous risks, including identifying acquisition candidates, execution risks, significant acquisition costs, the management of a larger enterprise, and the diversion of management’s attention that could cause our overall business operations to suffer.

We may seek to acquire companies that complement our business. Our inability to complete acquisitions and successfully integrate acquired companies may render us less competitive. We may evaluate acquisitions at any time. We cannot assure you that we will be able to identify acquisition candidates and complete acquisitions on commercially reasonable terms or at all. If we make acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Additionally, we cannot be sure that we will be able to obtain financing for acquisitions.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the ongoing development or expansion of our existing business. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management’s attention from ongoing business concerns. To the extent that we have miscalculated our ability to integrate and operate the business to be acquired, we may have difficulty in achieving our operating and strategic objectives. The diversion of management attention may affect our results of operations. Future acquisitions could result in the incurrence of debt and related interest expense, contingent liabilities and accelerated amortization expenses related to acquisition premiums paid, which could have a materially adverse effect on our financial condition, operating results and cash flow.

Risks Related to Our Stock

There is currently no trading market for our Class B Common Stock, and liquidity of shares of our Class B Common Stock is limited.

Currently there is no public trading market for our Common Stock. Further, no public trading market is expected to develop in the foreseeable future unless and until we obtain effectiveness of a registration statement under the Securities Act of 1933, as amended, which we refer to as the Securities Act. Therefore, as a threshold matter, outstanding shares of Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

 Applicable SEC Rules governing the trading of “penny stocks” limits the trading and liquidity of our common stock which may affect the trading price of our common stock.

We plan to file the necessary regulatory applications to enable our common stock to be eligible for trading on the OTC Bulletin Board. To the extent our common stock becomes eligible for trading, and it trades below $5.00 per share, our common stock will be considered a “penny stock” and will be subject to SEC rules and regulations that impose limitations upon the manner in which our shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure document explaining the penny stock market and the associated risks. Under these regulations, brokers who recommend penny stocks to persons other than established customers or certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. These regulations may have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

We intend to raise additional capital in the future, and such additional capital may be dilutive to stockholders or impose operational restrictions.

We intend to raise additional capital in the future to help fund our operations and acquisition strategy through sales of shares of our common stock, securities convertible into shares of our common stock, or issuances of debt. Additional convertible debt or equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants that may limit our operating flexibility. If additional capital is raised through the issuance of shares of our common stock or securities convertible into shares of our common stock, the percentage ownership of our stockholders will be reduced. These stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

If our executive officers, directors and principal stockholders collectively have the power to control our management and operations, and have a significant majority in voting power on all matters submitted to the stockholders of the company.

Management and affiliates of our management currently beneficially own 100% of the outstanding Class A common stock which has a 10:1 voting ratio to Class B common stock. Generally, Class A common stock and Class B common stock vote together on all matters submitted for vote to the stockholders of the Company, including the election of directors.  Consequently, management has the ability to influence control of the operations of the Company and, acting together, will have the ability to influence or control substantially all matters submitted to stockholders for approval, including:

●	Election of our board of directors (the “Board of Directors”);
●	Removal of directors;
●	Amendment to the Company’s Articles of Incorporation or Bylaws; and
●	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

These stockholders have complete control over our affairs. Accordingly, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock.

The trading price of our common stock is likely to be highly volatile.

The trading price of our shares, assuming they become eligible to trade, may from time to time fluctuate widely. The trading price may be affected by a number of factors including events described in the risk factors set forth in this report as well as our operating results, financial condition, announcements regarding our business, general economic conditions and other events or factors. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the price of many small capitalization companies and that often have been unrelated or disproportionate to the operating performance of these companies. Market fluctuations such as these may seriously harm the market price of our common stock. Further, securities class action suits have been filed against companies following periods of market volatility in the price of their securities. If such an action is instituted against us, we may incur substantial costs and a diversion of management attention and resources, which would seriously harm our business, financial condition and results of operations.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid a cash dividend on our common stock. Accordingly, we do not anticipate paying any dividends in the foreseeable future and investors seeking dividend income should not purchase our common stock.

We may issue Preferred Stock, which could have the effect of delaying or preventing a change in control of the Company.

Our Amended and Restated Articles of Incorporation authorizes the issuance of up to 25,000,000 shares of Preferred Stock. In the event Preferred Stock is issued, it could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.  This is because each share of Preferred Stock would be convertible into ten thousand (10,000) shares of Class A common stock, and each share of Class A common stock, in turn, would be convertible into two (2) shares of Class B common stock.  Thus, holders of Preferred Stock could exert significant influence on matters that would require the approval of stockholders, including a proposed merger of the Company into another corporate entity, or a different kind of sale of the Company.  Although we have no present plans to issue any shares of our authorized Preferred Stock, there can be no assurance that the Company will not do so in the future.

MARKET AND OTHER DATA

The industry and market data contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by us to be reliable and accurate.  However, industry and market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.  In addition, consumption patterns and customer preferences can and do change.  The industry and market data sources upon which we relied are publicly available and were not prepared for our benefit or paid for by us.

USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus.  We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling stockholders.  We will pay all of the expenses incident to the registration of the shares except for sales commissions and other expenses of selling stockholders.

DETERMINATION OF OFFERING PRICE

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was based upon the price at which shares were most recently sold to our shareholders in a recent private placement of Class B common stock and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis provides information which the Company's management believes to be relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read together with the Company's financial statements and the notes to financial statements, which are included in this prospectus.

Overview

On March 12, 2012, we completed an acquisition of Mamma’s Best, a food products company.  In April 2012 we formed a food brokerage subsidiary, Grocer’s Direct, LLC, with a strategy to facilitate food brokerage and distribution to achieve greater efficiencies.

We continue to investigate and, if such investigation warrants, acquire additional companies or business which may or may not be in the same industry as our wholly-owned subsidiary, Mamma’s Best, LLC. Our on-going principal business objective for the next 12 months and beyond will be to achieve long-term growth potential through additional business combinations and the operation and growth of Mamma’s Best, rather than immediate, short-term earnings.

The analysis of new business opportunities will be undertaken by or under the supervision of Glen W. Carnes, our Chief Executive Officer and Chairman; Michael D. Young, our President and Chief Operating Officer; and Stanley L. Teeple, our Interim Chief Financial Officer.  Messrs. Carnes, Young, and Teeple possess significant investment banking and acquisition experience to enhance our ability to identify acquisition targets. Our officers and directors have over 50 years of combined experience and involvement with these types of transactions across a wide array of industries.  Correspondingly, we believe the contacts obtained along with the experience in analyzing and accounting for these types of transactions is significantly beneficial in identifying potential acquisition targets.

Through our wholly-owned subsidiary, Mamma’s Best, LLC we sell unique, all natural food products based on family recipes of the subsidiaries’ founders.  Through the date of this report all of our sales were from a total of four sauces and marinades available at approximately 140 natural and organic food outlets in Southern California.

We are currently in the process of expanding our food line to include additional sauces and marinades, jams, soups, and salad dressings.  We are also seeking to expand our geographical presence throughout the Western United States as well as increase the number of retailers carrying our products .We market and sell organic and natural food products.  As of the date of this report, our product line consists of four varieties of sauces and marinades.  Our products are available in retail grocery outlets that specialize in organic and natural food distribution and sales, some of which are nationally recognized.

Key Performance Indicators

Our key performance indicators are the number of units sold of each product, as well as our total revenues.

We recognize revenue when orders are shipped, at which time ownership and the risk of loss is transferred to the buyer. Increasing our revenues will require us to enhance our brand recognition, increase our number of customers, expand our product offerings, and extend our geographical presence.

We also monitor product returns, of which there have been none to date.

Results of Operations

Prior to the acquisition of Mamma’s Best, which includes the periods from May 2010 through March 12, 2012, Versant did not have any operations and correspondingly did not generate revenue.  The following is a discussion and analysis of the results of operations of Versant as if the acquisition of Mamma’s Best (surviving accounting entity) were completed as of the beginning of the first period presented in the accompanying financial statements (year ended December 31, 2010).

The following discussion and analysis should be read in conjunction with the accompanying financial statements for the years ended December 31, 2011 and 2010 and for the three month period ended March 31, 2012.

Comparison of the Years Ended December 31, 2011 and 2010

Revenues

Revenues for both periods consist of sales of our four sauces and marinades.  We increased our revenue by approximately 7% to $18,769 in 2011 from the same period in 2010 primarily related to increased product orders from one of our major distributors.  We expect our revenues from our existing product line to continue to increase throughout 2012 related to our expected increase in brand recognition, additional promotional efforts, and the development and distribution of new products in mid to late 2012.

Cost of Goods Sold

Our cost of goods sold increased slightly disproportionate to our increase in revenue resulting in a decrease of 5% in gross margin for the year ended December 31, 2011 as compared to the period ended December 31, 2010.  The decrease in our gross margin from 29% in 2010 to 24% in 2011 was the result of price increases implemented by our primary product supplier while we did not increase our corresponding pricing structure in an attempt to expand our market share and customer base.  Until we achieve sufficient brand recognition we expect our gross margin to remain at their current levels.

Operating Expenses

To date, our operating expenses consist primarily of sales and marketing expenses related to increasing our brand recognition and other general administrative expenses.

Sales and Marketing. Our sales and marketing expenditures increased approximately 171% in 2011 to $11,581 from the same period in 2010.  This increase was primarily due to increasing the activity of the Company as a whole and continuing to focus additional resources on expanding our market share and brand recognition.  We expect these expenditures to increase in future periods as we roll out new products and product lines.

General, Administrative and Related Expenses. General, administrative and related expenses consist of costs related to meals and entertainment including travel, insurance, utilities, and professional fees.  Our general and administrative expenses increased significantly from a total of $1,433 for the year ended December 31, 2010 to $9,114 for the year ended December 31, 2011.  The increase was primarily a result of our founding members devoting more time and effort to the Company’s operations.  We expect increases in these types of expenses as we continue to execute our growth plans.

Comparison for Quarters Ended March 31, 2012 and 2011

For the three months ended March 31, 2012 our revenues from sauce and marinade sales increased approximately 59% to $4,472.  The increase was primarily due to increases in retail outlets carrying our food products as well as increased brand recognition.  Historically, we have seen a relative even mix of sales amongst our four current product offerings.  We anticipate our sales to increase as we intend to devote additional time resources developing broker relationships; expand our product offerings; increase our geographical reach; and implementation of promotional programs.

Our cost of goods sold increased to approximately $3,600 in-line with the increased revenue during the period ended March 31, 2012.  Our gross margin and cost of goods sold, as a percentage of revenue, remained relatively flat as compared to the three months ended March 31, 2011 since we did not increase our product price nor did our production vendor.  We expect to maintain our current sales margins and we closely monitor the costs of our underlying ingredients.  As our product lines increase our exposure to rapid price changes in raw materials such as fruits will also increase.  We believe our relationship with our production vendor is good which provides us timely information to making corresponding price adjustments to our finished goods.

During the three months ended March 31, 2012 our sales and marketing expenditures declined 72% to approximately $900 due to the decreased need to provide demos and samples.  During 2012 and beyond we expect our sales and marketing expenses to increase as we roll out new products and attempt to extend our geographical reach.

Our officer compensation (stock based) of $2,569,697; professional fees of $86,571; and other general and administrative expenses of $11,725 all increased significantly during the three months ended March 31, 2012.  Most of the increases were non-recurring items related to due diligence and increased SEC filings for the acquisition of Mamma’s Best which was completed on March 12, 2012.  We expect these items to decrease throughout the remainder of 2012 unless we acquire another operating business or exceed our current growth expectations for Mamma’s Best.

Liquidity and Capital Resources

Our current working capital and liquidity needs are provided by the operations of Mamma’s Best; working capital advances from our officers; and private placements of our common stock.  We have historically been able to meet our obligations from liquidity provided by our operations enhanced by advances from our officers. Our current obligations primarily consist of amounts due to our professional service providers related to the acquisition of Mamma’s Best.

We purchase inventory on a just in time basis, which helps provide cash to meet our recurring obligations.  Additionally, our officers have agreed to defer payment of their outstanding obligations until such time as the Company obtains the appropriate level of operating resources or may accept equity settlements in the future.

In order to execute our Mamma’s Best growth strategy and acquire other businesses we will need to raise additional capital.  In May 2012, we raised $42,000 in private placements of our Class B common stock.  We currently have limited liquidity and capital and resources.  Our cash flows from operations alone are not sufficient to meet our current working capital requirements.  In order to execute our plans for growth we will be required to raise additional funds through either debt or equity financing.

As of March 31, 2012, we had cash and cash equivalents of approximately $37,897.  Cash used in operations during the three months ended March 31, 2012 totaled $77,449.

As of December 31, 2011, we had cash and cash equivalents of approximately $2,900.  Cash used in operations during the year ending December 31, 2011 totaled $17,428 as compared to $9,682 in 2010, primarily related to increased inventory and overall commercial activities.

For the year’s ending December 31, 2011 and 2010 we incurred a net loss of $16,224 and $713, respectfully. During the initial years as a startup company, we focused on product development, brand identity, packaging, and sampling product to consumers while working to establish distribution for sales. These efforts resulted in costs exceeding revenues.

In order to execute our Mamma’s Best growth strategy and acquire other businesses we will need to raise additional capital.  We intend to raise funds via private placements of our common stock, however, there are no firm future funding commitments by stockholders, management, or other third party investors.

We believe that our current resources are sufficient to meet our on-going operations, at their current levels, for at least the next twelve months.  Since we cannot accurately predict the timing of new food product launch or when we will acquire additional business, if any, we are currently unable to estimate our liquidity needs beyond the next twelve months.

Plan of Operations

We operate in the natural and organic food industry.  Our four current sauce and marinade product offerings: Backyard BBQ”, “Sweet and Spicy BBQ”, “Savory Soy Ginger Marinade”, and “Citrus Marinade” appear to be gaining sales momentum in our initial Southern California markets.

We expect to build on this momentum by expanding our local customer base for these products by increasing the number of customers and distributors that offer our products.  In order to execute this strategy our employees are devoting more time to sales and marketing efforts, including setting up more product demonstrations and other market awareness generation activities.  Additionally, we are making efforts to establish relationships with larger national grocery chains with the assistance of consultants familiar with the industry.  We expect these efforts to further expand our markets geographically.

We have also increased our efforts to sell our products directly to consumers via our website and are continuing to explore ways to make our products more visible to a greater range of customers.

In addition to the increased marketing of our existing brands of sauces and marinades, we intend to roll out several new product lines over the next twelve months and beyond, including jams, soups and salad dressings.  The Company intends to roll out approximately 16 new product offerings in these three additional product lines, contingent on the timely receipt of additional financing that will be needed to support the product offerings.  Please see "Business – Future Products" below for more information.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

BUSINESS

Corporate History

Versant International, Inc. (formerly Shang Hide Consultants, Ltd.) was incorporated in the State of Nevada on May 5, 2010. Initially, we were engaged in organizational efforts and obtaining initial financing.  Upon a change in management around the beginning of 2012, we increased our efforts to identify a possible business combination. Prior to our first acquisition in March 12, 2012 as further described below, we were considered a “shell company” under SEC Rule 12b-2 of the Securities Exchange Act of 1934, because we nominal assets consisting of cash and no or nominal operations.

Acquisition of Mamma’s Best

On March 12, 2012, Versant International, Inc. entered into a Share Exchange Agreement with Mamma’s Best, LLC, a Delaware limited liability company, and the selling members of Mamma’s Best. Under the share exchange agreement, the selling members received Ten Million (10,000,000) shares of Class B common stock of Versant International, Inc. for 100% ownership of Mamma’s Best.  Mamma’s Best is a food products company. For accounting purposes, the share exchange transaction was treated an acquisition.

 Our Business

As a result of the closing of the Company’s acquisition of Mamma’s Best, our operations are now focused on the all-natural and organic food market.

Through our wholly-owned subsidiary, Mamma’s Best, we sell unique, all natural food products based on family recipes of the subsidiaries’ founders.  Mamma’s Best was created by three sisters: Lyda, Nancy and Elizabeth, who, inspired by their mother’s talent for cooking, developed a unique, all natural, food product line based on family recipes that blended two distinct ethnic-style backgrounds.  Through the date of this prospectus all of our sales have derived from a total of four sauces and marinades available at approximately 140 natural and organic food outlets in Southern California.

We are currently in the process of expanding our food line to include additional sauces and marinades, jams, soups, and salad dressings.  We are also seeking to expand our geographical presence throughout the Western United States as well as increase the number of retailers carrying our products .

Our Products

To date, our products have been available through natural and organic food retailers located in Southern California, specifically the greater Los Angeles and Orange County locales.  Our products are also available directly via our website, (www.mammasbest.com).   Our natural food product line currently being sold consists of the following:

Marinades/ Sauces:

•	Backyard BBQ

Mamma makes the best ribs in town and the secret is in the sauce. Our family’s BBQ sauce has been around for over 25 years, and because it’s so popular, we decided to make it available to you. It is not your typical sweet sauce that tends to burn on the grill but a combination of tomato, vinegar and a unique blend of spices that give it a kick!

•	Sweet and Spicy BBQ

Want to add some spice to your meals but be sweet about it? Try Mamma’s Best Sweet & Spicy BBQ sauce for a taste above the rest. The perfect blend of sweet and spicy will make your meatloaf or pork chops that family favorite again. Try it on some chicken and let those magic spices so their thing. If shrimp or fish is your choice, bake with this unique mixture of sweet & spicy flavors to share with your loved ones.

Future Products

We intend to roll out several new products and product lines over the next twelve months and beyond.  Initially we expect these products to comprise new product areas of: (1) soup offerings, (2) salad dressings, and (3) jams, all based on the on-going use of nutritious, all natural ingredients. We have already developed the recipes for the following new product offerings, which are being manufactured currently:

Soups:
•	Tuscan Fagioli
Enjoy the taste of Tuscany in every bowl.  With each spoonful you will taste the hearty combination of potatoes and white beans mixed with our secret “trito” blend. Adding a finishing touch of rosemary will make you feel like you are sitting in the Village Ristorante ~ Buon Appetito!

•	Oven Roasted Vegetable
Roasting vegetables is the best cooking method to bring out their natural flavors. Fill your home with the aroma of a home cooked meal, roasting in your oven. Our delicious blend of carrots, sweet potatoes, butternut squash, onions, bell peppers and a dash of thyme and sage are the perfect combination to make you feel like you made it from scratch.

•	Thai Soup
Travel to the Far East from your dinner table.  Enjoy the exotic tastes of Thailand in our special shrimp stock, flavored with garlic, kaffir lime leaves, lemon grass, shallots, tamarind and red chili peppers.  For that authentic entree, add some tofu and chicken.

•	County Curried Vegetable
Let the exotic aroma in your kitchen warm your tummy with our Country Curry Soup. Yukon potatoes, carrots, onions, sweet potatoes and yellow bell peppers merry slowly with the finest spices such as madras curry powder, turmeric, and mustard powder. The finishing touch of coconut milk and the soup simmers to perfection.

•	Soup de Soleil
Transport your senses to the sun-drench coastlines of the Mediterranean. Roasted poblano peppers, smoky black beans, carrots, roasted corn kernels, cilantro, garlic and roasted chilis make this soup flavorful beyond belief.  Add a cup of cooked rice and chicken, serve with warm tortillas and you’ve got your new afternoon favorite.

•	Wholesome Bliss Veggie Broth

Jams:
•	Grape Homestyle Fruit Spread

Packed with real grapes, our homestyle grape jam elevates the flavors from the California sun.

•	Peach Raspberry Homestyle Fruit Spread

A blend of fresh sweet peaches & plump ruby red raspberries can make your summertime year round.

•	Mango Habanero Homestyle Fruit Spread

A tropical twist with habanero spices bursting with mango flavor.

•	Acai Blueberry Homestyle Fruit Spread

A combination of the two highest antioxidant fruits packed with delicious flavor.

•	Blackberry Pear Homestyle Fruit Spread

A delicious blend of sun-ripened berries with juicy sweet pears.

•	Strawberry Homestyle Fruit Spread

With plump, ripe strawberries you get that just-picked flavor.

Thus, the Company intends to roll out approximately 16 new product offerings in 3 additional product lines within the next 6 months, contingent on the timely receipt of additional financing that will be needed to support the product offerings.

In addition, the Company is working on creating additional product lines, including:

Salad Dressings:

●	Asian Cilantro & Sesame
●	Mediterranean Balsamic & Herb
●	Roasted Garlic & Lemon
●	Classic Vinaigrette

Salsa:

●	Red (Roma tomatoes, garlic, chilis, cilantro and green onions)
●	Green (tomatillos, onion and cilantro)
●	Chipotle (smoky flavor with a hint of spice)
●	Black bean/roasted corn

Pasta Sauce:

•	Marinara - traditional red pasta sauce
•	Basillico - red sauce with a touch of cream
•	Arrabiata - spicy red pasta sauce
•	Bolognese - meat sauce

Chimichurri:

•	Red - a blend of parsley, garlic, oregano, apple cider vinegar, balsamic, and spices
•	Green - a combination of fresh herbs and balsamic with roasted garlic

General Description of the Market

According to Organic Monitor estimates, global organic sales reached $54.9 billion in 2009, up from, $50.9 billion in 2008.1The countries with the largest markets are the United States, Germany, and France.2 In the United States, sales of organic food and beverages have grown from $1 billion in 1990 to $26.7 billion in 2010, with sales in 2010 representing 7.7% growth over 2009 sales.3 Organic food and beverage sales represented approximately 4% of overall food and beverage sales in 2010.4  Mass market retailers (mainstream supermarkets, club/warehouse stores, and mass merchandisers) in 2010 sold 54% of organic food.  Natural retailers were next, selling 39% of total organic food sales. Other sales occur via export, the Internet, farmers’ markets/ Community Supported Agriculture, mail order, and boutique and specialty stores.5

The Natural and Organic Opportunity

Over the last couple of years, natural and organic food has been one of the fasting growing segments in the food sales and distribution industry.  The trend toward healthier, more natural ingredients in food items is unmistakable. According to WholeFoods Magazine:

“Sharp food retailers have recognized that 1) consumers want to eat healthier and that 2) no major national food brand has yet fully captured the “natural” identity in consumers’ minds. In the absence of a dominant national “natural” brand, these first-mover retailers have seized the opportunity to “own” the natural category, and have begun to shift the balance of power away from manufacturers and toward retail stores.” 6

Walmart, which sells about 25% of the nation’s food, announced in January 2011 a major five-year plan to convert thousands of its private label food items to healthier recipes.  In addition, Walmart is encouraging its major suppliers such as Kraft Foods, Pepsi, Coca-Cola, Unilever, Nestle, and Procter and Gamble to follow suit.7 Retail Insights estimates that the reformulations to better-for-you ingredients across all these brands will account for well over half of all food-store sales within the next 10 to 15 years.8

While more established companies are reformulating toward healthier ingredients, we are entering the market with a fresh start, emphasizing all natural and organic ingredients in all of our tasty product lines.  We believe this is a competitive advantage in a market segment that still has a long way to grow.

1 The World of Organic Agriculture: Statistics & Emerging Trends 2011.
2 Id.
3 Organic Trade Association’s 2011 Organic Industry Survey.
4 Id.
5 Id.
6 WholeFoods Magazine, “The Battle for Market Share: Who Owns the Natural Pie?”, available at http://wholefoodsmagazine.com/columns/merchandising-insights/battle-market-share.
7 Id.
8 Id.

Sub-markets

Within the natural and organic food market, we are initially targeting submarkets for sauces, marinades, soups, and jams.  Other potential product lines that the Company is considering include salad dressings, chimichurri, baked goods, soup starters, pasta sauces, beef jerky, and frozen foods.

●
BBQ sauces/marinades.  Considering that 73% of all Americans own or have access to grills and consumers continue to embrace an “outdoor living lifestyle” that facilitates backyard getaways, we believe the BBQ market has solid growth potential.  This belief is bolstered by a trend of increased emphasis on entertaining at home and dining out less.

●
Soups.  We believe soup is a staple in most American households. In particular, the ready-to-serve variety of soup has seen sales increase by 16% in recent years, which translates into a $3.8 billion dollar market.

●	Jams. According to the International Jelly and Preserve Association, annual retail sales for jams, jellies, fruit spreads and preserves were about $632 million dollars in 2010.

Sales

Through December 31, 2011, our three largest distributors shipping product to 140 stores currently accounted for 39%, 30%, and 17% of our revenues, respectively.  Our results of operations have not been materially adversely impacted from this concentration of sales.  We are aggressively pursuing an increased customer base and expect to reduce the historical revenue concentration over the next twelve months and beyond.

Distribution and Marketing

Our products are generally sold to natural and organic food retailers, some of which are well-known national chains, as well as smaller regional specialty stores.  Our products are also available for direct purchase on our website.  Our future distribution plans include forging relationships with additional retail grocery outlets, initially focused in the Western United States.

Our products are currently produced under contract by a USDA certified co-producer and distributed through third parties as we do not own or operate any manufacturing or warehouse facilities. We currently use three distributors: Monterey Provision Company, KeHE Distribution and Nature’s Best.  During fiscal 2011, we sold our products in a total of 40 retail outlets, mostly in the Southern California and the Southwestern U.S. region.  As of the date of this prospectus, we have access to a total of 140 retail outlets across the United States through our distribution channel, including outlets of Sprouts Farmers Market and Whole Foods.

Our marketing objectives include building awareness for the Mamma’s Best brand and products, encouraging trial of the products, building a repeat customer base and building brand loyalty. To date, our marketing efforts have included both in-store and product demonstrations at special events.  In certain circumstances, we provide promotional and volume pricing discounts to distributors.  We are exploring additional marketing strategies including hiring marketing consultants, developing print and digital media advertisements, and additional consumer incentives such as coupons and contests.

In addition, in May 2012, we formed a wholly owned subsidiary, Grocer’s Direct, LLC, to provide food branding and distribution brokerage services focused on the natural foods industry.  As this food brokerage arm develops, part of our strategy will be to facilitate efficiencies in the distribution of Mamma’s Best products.

Mamma’s Best is also a certified minority business enterprise (“MBE”) and women business enterprise (“WBE”).  Certification as an MBE and/or WBE allows the business to be considered in the selection process on state contracts that require participation by minority- and women-owned businesses.  Entities that are not certified cannot be counted on contracts requiring a specified level of participation.  All certified MBE/WBE businesses appear on the Office of Equal Opportunity Directory of Certified MBE and WBE Vendors.  Private contractors and state agencies use this site as a resource in soliciting certified minority and/or female participation for ongoing projects. MBE/WBE certification is sufficient to qualify for all state agency contracts seeking an MBE or a WBE.

We believe that Mamma’s Best’s MBE and WBE certifications are attractive to some of the larger, mainstream retailers such as Albertson’s, Ralph’s and Von’s, which represent thousands of additional potential retail outlets for our products. There are several factors motivating companies to establish supplier diversity programs, which include:

●
Their organizations have a diverse customer base. By showing support for the demographic groups of its customers, an organization hopes to strengthen its appeal to them. Studies show female consumers are more likely to buy from a company using a woman-operated or owned supplier. Diverse suppliers can act as powerful advocates for the company sourcing from them, especially since some diverse suppliers are politically active in their communities.

●
Their organizations serve customers that support supplier diversity. Companies that are committed to supplier diversity don’t just select diverse suppliers. They require their suppliers to support supplier diversity.

●	The government may require it in some instances. Federal contractors are expected to subcontract a portion of their award to diverse suppliers.
●
Their organizations want to demonstrate social responsibility. Many organizations voluntarily use a diverse supplier base because the leadership feels that it is the right thing to do for the community.

●	Diverse suppliers bring added skill sets that can prove to be tactically advantageous in a global marketplace.

Supplies and Suppliers

Our products are currently produced, bottled, and supplied under contract by an unrelated USDA certified co-producer and manufacturer located in Southern California.  We do not have any firm commitments to use the manufacturer for future production.  We maintain a good relationship with the manufacturer and believe they have the appropriate capacity to meet our current production needs.

While our products are unique within the marketplace, the underlying ingredients are readily available and generally not subject to shortages or other significant market fluctuations.

Our product and geographic expansion plans will likely require additional supplier relationships.

Competition

The rapidly expanding natural and organic food industry is highly competitive.  Many of our competitors are established market participants with national and international brand recognition.  Our competition includes: 1) large conglomerates; 2) specialty brands focused on the natural and organic foods market; and 3) potential customers who may make sauces, marinades and other similar products on their own at home.  Most of our competitors, particularly large conglomerates and private label brands with substantial market share, have significantly more financial resources and distribution capabilities than we currently do.  In addition, most of our competitors have longer operating histories and more demonstrated brand recognition than we currently do. Some of our specific competitors in the sauce and marinade product line include: Stubb’s, Organic Ville, Annie’s, Trader Joe’s brand, Soy Vay and Jim Beam.  In the soup product line, we anticipate competing with Pacific Natural Foods, Imagine Natural Creations and Muir Organic, among others.  And in the jam product line, we believe we will compete with Nature’s Hallow and others.

We intend to compete by providing superior tasting products with all natural ingredients while maintaining a homemade feel. We compete primarily on the basis of the uniqueness our product recipes and overall product quality.  Moreover, improving our market position, including the introduction of additional products, requires substantial advertising and promotional expenditures.  However, there can be no assurance we will be able to gain enough market share to achieve and support on-going profitability.

Intellectual Property

While its products are not patented, the Company believes its recipes and formulations are protected trade secrets.

Management feels that the process of developing food products from concept, including formulas, recipes, flavor profiles and the batching process is not easily attained and therefore is sensitive information which gives the Company a competitive advantage. This information is critical to the success of the Company. We consider this an intellectual asset of our business. Management prohibits contract manufacturers and agents from disclosing or using our confidential or proprietary information outside the company, before, during and after involvement with the Company.

All resources to the Company that have access to our proprietary information are required to execute a non-disclosure agreement.  We consider everything we do in terms of marketing, promotions and product as a trade secret, and information we wish to keep confidential. Our proprietary information includes recipes, formulas, processes, and methods used in our production. It includes our business and marketing plans, customer lists, and contracts and we have taken reasonable measures to keep this information protected, as it is not readily ascertainable by the public.

We will protect our brand and image to the extent the law provides through trademark notifications. We are not reliant on heavy research and development and the costs associated with those efforts.  Because of our close relationship with our contract manufacturer, our research and development costs are kept low and built into the cost of product.  We have not registered trademarks or otherwise protected the propriety of our currently available products through registration with governmental authorities or licenses with private parties.  As our market share and product availability increases, significant future expenditures may be required to protect our brand and proprietary product recipes.

Research and Development

Our products have, and are expected to be for the foreseeable future, developed by our founders.  We do not expect to incur significant expenses related to additional product development for at least the next twelve months.

Seasonality

We do not expect to experience seasonal variations in our operating results.

Consequence of Delays

The Company is seeking growth capital of $50,000 to $100,000 during the next 12 months.  If outside funds are not obtained through the sale of securities or other financing arrangements, the Company’s revenues will be limited.

Regulation

United States food products are primarily regulated by the U.S. Food and Drug Administration (“FDA”).  The FDA enacts and enforces regulations relating to the manufacturing, distribution and labeling of food products.   The Food Safety Modernization Act, a 2011 law, provided additional food safety authority to the FDA.  We do not expect the cost of complying with FDA laws and regulations to be material for at least the next twelve months.

In addition, some states further regulate operations within the food distribution and sales industry by requiring additional licensing, enforcing federal and state standards for selected food products, grading food products, inspecting plants and warehouses, regulating trade practices related to the sale of certain food products and imposing their own labeling requirements on food products.  We believe we are compliant with all federal and state regulations.

Environmental Regulation

Since we do not currently produce or bottle our own food products,  we do not have significant exposure to environmental protection laws and regulations.

Employees

As of the date of this report, we have four employees.  The current number of employees is expected to be sufficient to support the level of our operations until such time there is a significant increase in market share and geographic expansion.

DESCRIPTION OF PROPERTY

Our executive offices and principal administrative operations are currently located in a leased facility in Irvine, California under a lease which expires in April 2013.We believe that our office facilities are suitable and adequate for our Company’s needs.

LEGAL PROCEEDINGS

There are presently no material pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

MARKET PRICE OF AND DIVIDENDS OF THE COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information.

The Common Stock is not trading on any stock exchange. There is no established public trading market for the Company’s common stock.   Further, there has been no market activity since inception through the date of this prospectus.

(b) Holders.

As of May 16, 2012, there were 2 holders of record of our Class A common stock and 42 holders of record of our Class B common stock with an aggregate of 140,425,000 shares of the Common Stock issued and outstanding, of which 70,000,000 were Class A common stock and 70,425,000 were Class B common stock.  As of May 17, 2012, there were no outstanding shares of Preferred Stock.

(c) Dividends.

The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

(d) Securities Authorized for Issuance under Equity Compensation Plans.

We do not have any compensation plan under which equity securities are authorized for issuance.

MANAGEMENT

Name	Age	Position
Glen W. Carnes	34	Chairman of the Board and Chief Executive Officer
Michael D. Young	30	President, Chief Operating Officer and Director
Stanley L. Teeple	63	Interim Chief Financial Officer and Director
Marty F. Weigel	37	Former President, Treasurer and Director9

Glen W. Carnes - Mr. Carnes is a seasoned investment banking professional with over 14 years in the financial investment industry. Mr. Carnes’ experience identifying and capturing market opportunities, is well suited to the Company’s objective of achieving long-term growth through an acquisition strategy. In his career in the investment banking industry, Mr. Carnes has worked for companies such as Wells Fargo, Bank of America, Citigroup and Morgan Stanley. From October 2010 to November 2011 Mr. Carnes served as a managing partner of Tryon & Co., a private investment management firm. Mr. Carnes resigned from this position to serve as Chairman and Chief Executive Officer of Versant International. From January 2008 to September 2010, Mr. Carnes managed investment portfolios at Morgan Stanley Smith Barney, as a Senior Portfolio Manager. Prior to that, Mr. Carnes served as a Senior Area Manager at Bank of America from 2006 to 2008. Mr. Carnes’ also previously served as CEO of Scena Financial, Inc. and President of United Express Investment Corporation. Mr. Carnes’ education includes an MBA from Pepperdine University, with an emphasis in Finance, and a Bachelor of Science from Pepperdine University in Business Management.

9 Mr. Weigel resigned as a Director and as the Company’s President and Treasurer effective December 27, 2011.

Michael D. Young – Mr. Young is the President of JPY Enterprises, Inc. where he has served as a consultant to numerous middle market firms and startup companies. Since 2006, Mr. Young has played a key role in consulting on various projects in a variety of industries, including the oil and gas, wireless technology, solar power, waste to energy, and electric vehicle sectors. Previously, Mr. Young worked for Western States Management Advisors as a Senior Manager and was directly responsible for acquisitions and structured transactions.

Stanley L. Teeple – Over the last 30 years Mr. Teeple has held numerous senior management positions in a number of public and private companies across a broad spectrum of industries. In his capacity as a turnaround consultant he has operated and worked for various court appointed trustees and principals as CEO, COO, and CFO in the entertainment, pharmaceuticals, food, travel, and tech industries. He presently operates his consulting business on a project-to-project basis and is currently engaged with Indigo-Energy, Inc. as a consultant CFO for the past 5 years.

Marty F. Weigel, CPA – The Company’s former President, Treasurer, Principal Financial Officer, Principal Executive Officer and Director, is the founder and President (a position currently held) of Ingenium Accounting Associates, which was incorporated in September 2011. He was previously an assurance partner with the accounting firm Mark Bailey & Company, Ltd. which he joined in 2004, until September 1, 2011. As such, he focused on providing accounting and attestation services for both publicly and privately held companies in a wide range of industries. Mr. Weigel began his career as a Financial Advisor with Morgan Stanley Dean Witter in late 1998 until he joined the public accounting firm Thomas Havey, LLP in 2000. From 2000-2002 Mr. Weigel held staff accounting positions in the San Ramon, California office of the regional public accounting firm Thomas Havey, LLP. From 2002-2004 Mr. Weigel held staff and senior accountant positions in the Reno office of the regional public accounting firm Kafoury, Armstrong & Company. Mr. Weigel is a licensed Certified Public Accountant in the State of Nevada and holds a Bachelor of Science degree from the University of Nevada.

Mr. Weigel’s experience in identifying and conducting reverse mergers and other transactions has been gained through their involvement as independent auditors and consultants to a wide array of companies entering into similar transactions. The Company believed the contacts obtained along with the experience in analyzing and accounting for these transaction are significantly beneficial.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

Significant Employees

Lyda Corey, President of Mamma’s Best

Ms. Corey serves as the President of Mamma’s Best, which she co-founded.  Prior to its acquisition by Versant, Ms. Corey oversaw all aspects of the operations, accounting, finance and sales and distribution of Mamma’s Best. Ms. Corey will continue to serve as the President of Mamma’s Best after the acquisition.

Elizabeth Aphessetche, Chief Operating Officer of Mamma’s Best

Ms. Aphessetche co-founded Mamma’s Best and has played a vital role in the areas of product development, label design, marketing, sales and product distribution since its inception.  Subsequent to the acquisition of Mamma’s Best by Versant, Ms. Aphessetche will serve as the Chief Operating Officer of Mamma’s Best, with continuation of many of her prior responsibilities.

Family Relationships

There are no familial relationships among any of our executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company is not aware of any reporting person that failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter, or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) had any bankruptcy petition been filed by or against any business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

EXECUTIVE COMPENSATION

Glen W. Carnes, Chairman and Chief Executive Officer, and Michael D. Young, President and Chief Operating Officer, each received 25,000,000 shares of restricted Class A common stock with an estimated fair value of $250,000 per award on December 27, 2011.  The shares were fully vested on the date of grant.  No other current or former officer or director has received any cash or other compensation for services since the Company’s inception.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed.

The Company does not have a standing compensation committee or a committee performing similar functions. The Board of Directors has generally determined not to compensate the officers and directors until such time that the Company completes a reverse merger or business combination.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Glen W. Carnes 1	2011	0	0	$250,000		0	0	0	0	$250,000
	2010	0	0	0		0	0	0	0	0
Michael D. Young 3	2011	0	0	$250,000	2	0	0	0	0	0
	2010	0	0	0		0	0	0	0	$250,000
Marty Weigel 4	2011	0	0	0		0	0	0	0	0
	2010	0	0	0		0	0	0	0	0
_______________
1.	Glen W. Carnes commenced service as the Company’s Chairman and Chief Executive Officer on December 27, 2011.
2.
Mr. Carnes and Mr. Young each received an award of 25,000,000 shares of restricted Class A common stock on December 27, 2011.  The amounts shown were those recognized for financial statement reporting purposes.

3.	Michael D. Young commenced service as the Company’s President and Chief Operating Officer on December 27, 2011.
4.	Mr. Weigel served as the Company’s President (Principal Executive Officer), Treasurer (Principal Financial Officer) and Director from the Company’s inception until December 27, 2011.

We have no employment agreements with any of our executive officers.  We anticipate entering into such agreements with our key personnel.

On March 27, 2012 we issued an aggregate of 20,000,000 shares of Class A common stock and 40,000,000 shares of Class B common stock to Glen W. Carnes (Chairman and Chief Executive Officer) and Michael D. Young (President and Chief Operating Officer), with each receiving 10,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock for total related party compensation of $2,569,697.

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officers.

Directors' Compensation

The members of our board of directors have not been compensated for their services as a director. The board has not implemented a plan or policy to award options to directors. There are no contractual arrangements with any member of the board of directors. We have no director's service contracts.  Accordingly, the Director Compensation Table has been omitted.

We do not intend to pay any cash compensation to our employee directors, other than to reimburse them for their cost of travel and other out-of-pocket costs incurred to attend Board meetings or other activities on behalf of the Company. We currently have no policy with respect to the granting of fees to non-employee directors in connection with their services to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Board of Directors

Our Bylaws provide that the Board of Directors shall consist of one or more members, but not more than nine, with the exact number to be fixed by our shareholders or our Board of Directors. Each director serves for a term that expires at the next regular meeting of the shareholders or until his successor is elected and qualified. We currently have three directors, Glen W. Carnes, Michael D. Young, and Stanley L. Teeple. The directors were chosen to serve on the board of directors based upon the specific experiences and qualification discussed in their respective professional biographies set forth above.

 We do not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. We do not have an audit committee “financial expert.” Our entire Board of Directors acts as our audit committee and handles matters related to compensation and nominations of directors.

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors. Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions. We are not aware of any other conflicts of interest with any of our executives or directors.

Director Independence

We are not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our board comprised of a majority of “independent directors.” In accordance with Item 407(a) of Regulation S-K of the Securities Act of 1933 and the Securities Exchange Act of 1934, the Board has adopted the definition of “independent director” and “independence standards” for audit, compensation and nominating committees set forth in the American Stock Exchange, or AMEX, Company Guide. In applying this definition, the Board has determined that none of our directors currently meet the definition of “independent” as within the meaning of such rules, even though such definitions do not currently apply to us because we are not listed on AMEX.

Stockholder Communications with the Board

We have not implemented a formal policy or procedure by which our stockholders can communicate directly with our Board of Directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board of Directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe that we are responsive to stockholder communications, and therefore have not considered it necessary to adopt a formal process for stockholder communications with our Board. During the upcoming year, our Board will continue to monitor whether it would be appropriate to adopt such a process.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions.

Related Transactions

There have been the following related party transactions required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K:

From inception on May 5, 2010 through December 31, 2011 the Company’s former officers and shareholders paid an aggregate of $5,027 of normal operating expenses incurred by the Company.  The transactions were within the normal course of business and approved by the Company’s directors.  In December 2011, these liabilities were forgiven by the former officers and directors.

During the three months ended March 31, 2012 our officers and directors advanced us a net of $17,938 in order to pay legal and other general and administrative expenses.  The transactions occurred in the normal course of business and will be repaid as funding permits.  As of March 31, 2012 and December 31, 2011 we owed our officers and directors a total of $37,938 and $20,000, respectively.

The founders of Mamma’s Best, and our current employees paid an aggregate of $31,310 of normal operating expenses incurred by the Company.  The transactions were within the normal course of business and approved by the Company’s directors.  In December 2011, these liabilities were forgiven.

On December 27, 2011, the Company entered into restricted stock agreements with each of Glen W. Carnes and Michael D. Young, pursuant to which Mr. Carnes, our Chairman and Chief Executive Officer, was awarded 25,000,000 shares of the Company’s common stock and Mr. Young, our President and Chief Operating Officer, was awarded 25,000,000 shares of the Company’s common stock in consideration for services to be rendered to the Company in their new capacities as officers and directors of the Company. In each case, these shares have designated as Class A common stock.  The shares so awarded vested immediately upon grant.

On March 27, 2012 we issued an aggregate of 20,000,000 shares of Class A common stock and 40,000,000 shares of Class B common stock to Mr. Carnes and Mr. Young with each receiving 10,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 17, 2012, which we refer to as the “Record Date,” information with respect to the securities holdings of all persons that we, pursuant to filings with the Securities and Exchange Commission and our stock transfer records, have reason to believe may be deemed the beneficial owner of more than five percent (5%) of our common stock. The following table also sets forth, as of such date, the beneficial ownership of our common stock by all of our current named executive officers and directors, both individually and as a group.

The beneficial owners and amount of securities beneficially owned have been determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options or warrants that are currently exercisable or exercisable within 60 days of the Record Date. Our calculation of the percentage of beneficial ownership is based on 70,000,000 shares of our Class A common stock and 70,425,000 shares of our Class B common stock outstanding as of the Record Date. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all shares beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.  Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Versant International, Inc., 19200 Von Karman Avenue, 4th Floor, Irvine, California 92612.

Beneficial Ownership Table

	Class A Common		Class B Common		% Total Voting Power(1)
Name of Beneficial Owner	Shares	%	Shares	%	%
Executive Officers and Directors
Glen W. Carnes(2)	35,000,000	50%	20,000,000	28.39%	48.02%
Michael D. Young(3)	35,000,000	50%	20,000,000	28.39%	48.02%
Stanley L. Teeple(4)	-	-	-	-	-
5% Stockholders
Chris J. Weiler	-	-	4,900,000	6.96%	*
Scott Beery	-	-	4,900,000	6.96%	*
Patricia A. Carnes	-	-	4,900,000	6.96%	*
Lyda Corey	-	-	4,000,000	5.68%	*
Elizabeth Aphessetche	-	-	4,000,000	5.68%	*
*Represents beneficial ownership of less than 1%.

(1)
Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class A common stock is entitled to ten votes per share and each holder of Class B common stock shall is entitled to one vote per share on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

(2)	Mr. Carnes serves as Chairman of the Board and Chief Executive Officer.
(3)	Mr. Young serves as a Director and as President and Chief Operating Officer.
(4)	Mr. Teeple serves as Interim Chief Financial Officer and as a Director.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 25,500,000 shares of our Class B common stock that were issued to the selling stockholders pursuant to transactions exempt from registration under the Securities Act. All of the common stock offered by this prospectus is being offered by the selling stockholders and is being offered for their own accounts.

Issuances of Securities being Offered

A description of each transaction in which common stock being offered in this offering was sold to the selling stockholders is set forth below.

Issuance to Founders

In May 2010, our predecessor, Shang Hide Consultants, Ltd., a Nevada corporation (Shang Hide), issued 15,000,000 shares of common stock at a price of $.001 per share, the par value thereof, to three of the founders of the Company in reliance on the exemption from registration afforded by section 4(2) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Change in Control of the Company

On December 27, 2011, Glen W. Carnes and Michael D. Young (together, the “Investors” entered into a stock purchase agreement with Marty Weigel, Mark Bailey and Michael Morrison, the original founders of Shang Hide, pursuant to which the Investors purchased an aggregate of 14.7 million shares of common stock of the Company for an aggregate purchase price of $147,000, reflecting a per share purchase price of $0.01 per share.In connection with this transaction, the Company’s name was changed to “Versant International, Inc.”

Share Exchange Transaction

On March 12, 2012, Versant International, Inc. entered into a share exchange agreement with Mamma’s Best, LLC a Delaware limited liability company (“Mamma’s Best”), and the selling members of Mamma’s Best (the “Selling Members”).  Under the share exchange agreement, the Selling Members received 10,000,000 shares of Class B common stock of the Company (the “Acquisition Shares”) for 100% of the membership interests of Mamma’s Best at March 12, 2012 (the “Closing Date”) on the basis of one quarter (1/4) share of Versant Class B common stock issued in exchange for each membership interest of Mamma’s Best.  Accordingly, Versant now owns 100% of Mamma’s Best, and Mamma’s Best functions as an operating subsidiary.

In addition, the Company entered into a Lock-Up Agreement with the Selling Members effective as of the Closing Date, pursuant to which each Selling Member agreed that (i) they will not sell or transfer any shares of our common stock held as of the consummation of the share exchange until twelve months after the Closing Date (other than transfers to their affiliates, who must agree to the terms of the Lock Up/Leak Out Agreement upon such transfer), and (ii) after the end of that twelve-month lock up period, such persons (or their transferees) will not sell or transfer more than 1/36th of the number of shares such person owned on the date of the agreement during each month thereafter.  If a stockholder did not sell all of the shares such stockholder was entitled to sell during a particular month, such stockholder may not cumulate the unsold portion of that month's allotment to the next month's allotment.  The Selling Members further agreed that (a) all shares shall be sold in “broker’s transactions” and shall be in compliance with the “manner of sale” requirements as those terms are defined in Rule 144 of the Securities and Exchange Commission during the Lock-Up/Leak-Out period and (b) they will not engage in any short selling of the common stock during the Lock-Up/Leak-Out period.

Issuance to Executives and Consultants

On March 27, 2012 we issued an aggregate of 20,000,000 shares of Class A common stock and 40,000,000 shares of Class B common stock to Glen W. Carnes and Michael D. Young as compensation, with each receiving 10,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock.

In April and May 2012, we also issued a total of 1,625,000 shares of Class B common stock to consultants in exchange for services.

Private Placement Transactions

During the first quarter of 2012, we issued an aggregate of 2,475,000 shares of Class B common stock for total cash consideration of $79,500.  During April 2012 we issued an aggregate of 555,000 shares of Class B common stock for total cash consideration of $30,500.  During May 2012 prior to the date of this prospectus, we issued an aggregate of 770,000 shares of Class B common stock for total cash consideration of $42,000.

Each of the investors in the foregoing private placements is a U.S. person having sufficient knowledge in business and financial matters to be capable of evaluating the merits and risks of the transaction.  The transactions were exempt from registration under the Securities Act of 1933, based upon Section 4(2) for transactions by the issuer not involving any public offering and Rule 506 of Regulation D promulgated thereunder. There was no underwriter, no underwriting discounts or commissions, no general solicitation, no advertisement, and resale restrictions were imposed by placing restrictive legends on the certificates.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus.  Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of May17, 2012 are included.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.  Each selling stockholder’s percentage of ownership in the following table is based upon 70,425,000 shares of Class B common stock outstanding as of May 17, 2012.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of the Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates, other than as an employee, as set forth in the footnotes to the table.  All information with respect to share ownership has been furnished by the selling stockholders.  The shares being offered are being registered to permit public resale of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time.  In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders, except as indicated in the footnotes to the table.

For additional information regarding our capitalization, including shares held by officers, directors and 5% holders, refer to “Security Ownership of Certain Beneficial Owners and Management” above.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below.  To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of Class B common stock set forth opposite such person’s name.  We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

We will receive no proceeds from the sale of the registered shares.  We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.  We have no contractual obligations to provide any of our shareholders with registration of their shares.

Name of Selling Stockholder1	Shares of Class B Common Stock Owned Prior to this Offering		Total Number of Class B Shares to be Offered for Selling Stockholders Account	Total Class B Shares to be Owned and Percent of Total Outstanding After Completion of this Offering2
	Total Number	Percentage3		Total Number	Percentage4
Glen W. Carnes5	20,000,000	28.39%	5,000,000	15,000,000	21.30%
Michael D. Young6	20,000,000	28.39%	5,000,000	15,000,000	21.30%
Chris J. Weiler7	4,900,000	6.96%	4,900,000	0	*
Scott Beery8	4,900,000	6.96%	4,900,000	0	*
Marty Weigel9	150,000	*	75,000	0	*
Mark Bailey10	100,000	*	50,000	0	*
Michael Morrison11	100,000	*	50,000	0	*
Elizabeth Aphessetche12	4,000,000	5.68%	75,000	3,925,000	5.57%
Nancy Corey13	1,000,000	1.42%	75,000	925,000	1.31%
Lyda Corey14	4,500,000	6.38%	500,000	4,000,000	5.68%
Thu Corey15	1,500,000	2.13%	500,000	1,000,000	1.42%
Zack Bates16	500,000	*	500,000	0	*
Keith McDonald16	50,000	*	50,000	0	*
Gabriela Duarte16	25,000	*	25,000	0	*
Raymond Bernal	175,000	*	175,000	0	*
Vu Nguyen	250,000	*	250,000	0	*
Them Thi Nguyen	250,000	*	250,000	0	*
Amie Pham	50,000	*	50,000	0	*
Alexander Vang	50,000	*	50,000	0	*

Name of Selling Stockholder1	Shares of Class B Common Stock Owned Prior to this Offering		Total Number of Shares to be Offered for Selling Stockholders Account	Total Shares to be Owned and Percent of Total Outstanding After Completion of this Offering2
Scott Roczy	800,000	1.14%	800,000	0	*
Lynette Hendon	120,000	*	120,000	0	*
Patricia Scales	500,000	*	500,000	0	*
Alan Scales	150,000	*	150,000	0	*
Kathleen Scales	150,000	*	150,000	0	*
Doris Weiler	100,000	*	100,000	0	*
Danielle Weiler	200,000	*	200,000	0	*
Christel Nicholson	100,000	*	100,000	0	*
Robert Fickbohm	30,000	*	30,000	0	*
Paul Ashton	30,000	*	30,000	0	*
Patricia A. Carnes17	5,650,000	8.02%	750,000	4,900,000	6.96%
Brian L. Brown	5,000	*	5,000	0	*
Timothy R. Brown	5,000	*	5,000	0	*
Scott A. Wogan	5,000	*	5,000	0	*
Matthew O. Brown	5,000	*	5,000	0	*
Tom McNallen	5,000	*	5,000	0	*
Maynard Martin	5,000	*	5,000	0	*
Dr. Keith Gordon	50,000	*	50,000	0	*
Milton Dean Barger	5,000	*	5,000	0	*
Frank Zakoda	5,000	*	5,000	0	*
Pamela Borda	5,000	*	5,000	0	*
Total			25,500,000

1.	Unless a relationship is specified in the notes below, each selling stockholder is a third party investor with no other relationship with the registrant.
2.
Under the rules adopted by the SEC, a person is deemed to be a beneficial owner of securities with respect to which the person has or shares: (a) voting power, which includes the power to vote or direct the vote of the security, or (b) investment power, which includes the power to dispose of or to direct the disposition of the security.  Unless otherwise indicated below, the persons named in the table above have sole voting and investment power with respect to all shares beneficially owned. Assumes that all the securities listed hereunder have been sold.

3.	As of May 17, 2012, there were 70,425,000 shares of our Class B Common Stock outstanding.
4.	* denotes less than 1%.
5.	Glen W. Carnes is our Chairman and the Chief Executive Officer.
6.	Michael D. Young is a director and serves as our Chief Operating Officer.
7.	Chris Weiler is a consultant who has provided services to the Company since December 2011.
8.	Scott Beery is a consultant who has provided services to the Company since December 2011.
9.
Marty Weigel resigned as a Director and as the Company’s President and Treasurer effective December 27, 2011.  Mr. Weigel was one of the founders of our predecessor entity, Shang Hide Consultants, Ltd. and currently serves as a consultant. Of these shares, 100,000 are held by Marty Weigel personally, and 50,000 are held by Ingenium Accounting Associates, an entity with respect to which Mr. Weigel has voting and investment power.

10.	Mark Bailey resigned as a Director effective December 27, 2011. Mr. Bailey was one of the founders of our predecessor entity, Shang Hide Consultants, Ltd.
11.	Michael Morrison was one of the founders of our predecessor entity, Shang Hide Consultants, Ltd.
12.	Elizabeth Aphessetche co-founded Mamma’s Best, our wholly owned subsidiary, and serves as Mamma’s Best’s Chief Operating Officer.
13.	Nancy Corey serves as a consultant to Mamma’s Best.
14.	Lyda Corey co-founded Mamma’s Best, our wholly owned subsidiary, and serves as Mamma’s Best’s President and Chief Financial Officer.
15.	Thu Corey serves as a consultant to Mamma’s Best.
16.	Zack Bates, Keith McDonald and Gabriela Duarte each serve as consultants to Versant International, Inc.
17.
Patricia Carnes is the mother of Glen Carnes, our Chief Executive Officer.  Without advancing a position on whether Ms. Carnes would be deemed an “affiliate” of the Company, Ms. Carnes and the Company determined not to register the bulk of her shares in acknowledgment of the familial relationship.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees, and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

We have agreed, subject to certain limits, to bear all costs, expenses, and fees of registration of the shares of our common stock offered by the selling stockholders for resale.  However, any brokerage commissions, discounts, concessions, or other fees, if any, payable to broker-dealers in connection with any sale of shares of common stock will be borne by the selling stockholders selling those shares or by the purchasers of those shares.

On our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the following:

•	the name of each such selling stockholder and of any participating broker-dealer;
•	the number of securities involved;
•	the price at which such securities were sold;
•	the commissions paid or discounts or concessions allowed to any broker-dealer, where applicable; and
•	other facts material to the transaction.

The selling stockholders may use any one or more of the following methods when selling shares:

•	directly as principals;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales that are in compliance with the applicable laws and regulations of any state or the United States;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Any sales of the shares may be effected through the OTC Bulletin Board if our common stock is admitted to quotation on the OTC Bulletin Board, in private transactions or otherwise, and the shares may be sold at market prices prevailing at the time of sale, at prices related to prevailing market prices.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.  We believe that the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  If the selling stockholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom they may act as agent, principal or both in amounts to be negotiated.  Those persons who act as broker-dealers or underwriters in connection with the sale of the shares may be selected by the selling stockholders and may have other business relationships with, and perform services for, us.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any selling stockholder or broker-dealer who participates in the sale of the shares may be deemed to be an “underwriter” within the meaning of section 2(11) of the Securities Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

The anti-manipulation provisions of Rules 101 through 104 of Regulation M promulgated under the Exchange Act may apply to purchases and sales of shares of common stock by the selling stockholders.  In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common stock.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be able to be sold unless our common stock has been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We are required to pay expenses incident to the registration, offering, and sale of the shares under this offering.

DESCRIPTION OF REGISTRANT’S SECURITIES

General

Our Articles of Incorporation authorize common stock, which can be designated as Class A common stock or Class B common stock, and Preferred Stock.  In particular, the Articles of Incorporation authorize the issuance of Two Hundred Million (200,000,000) shares of Class A common stock, Six Hundred Seventy-Five Million (675,000,000) shares of Class B common stock and Twenty-Five Million (25,000,000) shares of Preferred Stock.  The rights and privileges of the Class A common stock, Class B common stock and Preferred Stock are summarized below.  As of May 17, 2012, there were Seventy Million (70,000,000) shares of our Class A common stock outstanding, Seventy Million Four Hundred Thirty-Five Thousand (70,425,000) shares of our Class B common stock outstanding, and no shares of Preferred Stock outstanding. The Company does not have any outstanding debt securities.

Common Stock

Except with respect to voting and conversion rights, as described in more detail below, the Class A common stock and Class B common stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

 Dividends.  Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A common stock and the holders of Class B common stock are entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors from time to time out of legally available funds or assets.

Voting Rights.  With regard to voting rights, the holders of shares of Class A common stock and Class B common stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company.  Each holder of shares of Class A common stock is entitled to ten (10) votes for each share of Class A common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.  Each holder of shares of Class B common stock is entitled to one (1) vote for each share of Class B common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Directors are elected by a plurality of the votes cast in the election of directors.

Holders of common stock do not have cumulative voting rights. Except as otherwise expressly provided by the laws of the State of Nevada, or by the Articles of Incorporation, at any and all meetings of the stockholders of the Company, for a quorum, there must be present, either in person or by proxy, stockholders owning a majority of the issued and outstanding shares of the capital stock of the Company entitled to vote at the meeting.

Conversion.  Holders of Class A common stock have the following conversion rights: each holder of record of Class A common Stock may at such holder’s option convert any whole number or all of such holder’s shares of Class A common stock into fully paid and non-assessable shares of Class B common stock at the rate of two (2) shares of Class B common stock for each share of Class A common stock. This conversion privilege does not extend in the opposite direction; that is, holders of Class B shares are not able to convert them into Class A shares.

Liquidation.  Subject to the preferences applicable to any series of Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Common Stock, after the liquidation preference of the Preferred Stock, if any is outstanding, has been satisfied.

Holders of our common stock (including Class A and Class B) have no pre-emptive rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock

Voting. The Company’s charter documents do not at this time give any voting rights to the holders of Preferred Stock in addition to any rights provided by law.

Dividends. The holders of Preferred Stock are entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors from time to time out of legally available funds or assets.

Conversion.  Holders of Preferred Stock have the following conversion rights: each holder of record of Preferred Stock may, at such holder’s option, convert any whole number or all of such holder’s shares of Preferred Stock into fully paid and non-assessable shares of Class A Common Stock at the rate of Ten Thousand (10,000) shares of Class A Common Stock for each share of Preferred Stock.

Liquidation.  Holders of Preferred Stock shall have a liquidation preference above both classes of common stock, such that the initial price paid per share (subject to certain adjustments) shall be paid back to holders of Preferred Stock prior to any liquidation distributions to holders of any class of common stock.

Anti-Takeover Provisions of Our Amended and Restated Articles of Incorporation and Bylaws

Our Articles of Incorporation grant our board of directors the authority to issue up to 10,000,000 shares of Preferred Stock.  Should the Preferred Stock be issued, holders of the Preferred Stock would have the ability to convert each share of Preferred Stock into ten thousand (10,000) shares of Class A Common Stock, and each resulting share of Class A common stock could, in turn, be converted into two (2) shares of Class B common stock.  This could have the effect of allowing those to whom the Preferred Stock is issued exert significant influence on matters that would require the approval of stockholders, such as a merger of the Company into another corporate entity or the sale of the Company in another form.  Thus, the issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.  Further, holders of Class A common stock, which are currently held exclusively by the Company’s management, could potentially exert their voting power, which is ten votes per each share of Class A common stock, to significantly influence stockholder approval of a potential acquisition of the Company.

Options

We have not issued and do not have any outstanding options to purchase shares of our common stock.

Transfer Agent

Our transfer agent is Pacific Stock Transfer Company, 4045 South Spencer Street, Suite 403, Las Vegas, NV 89119.
Tel: (702) 361-3033 and Fax: (702) 433-1979.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for any class of our capital stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our capital stock, including shares of our outstanding stock and shares of our stock issued upon exercise of outstanding options, in the public market after this offering, or the perception that such sales could occur, could adversely affect any prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Shares Covered by this Prospectus

As of May 17, 2012, we have 70,425,000 shares of Class B common stock outstanding. Of these outstanding shares, all of the 25,500,000 shares being registered in this offering may be sold without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales may be made only in compliance with the limitations of Rule 144 described below.

The remaining 44,925,000 shares outstanding after this offering are deemed “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption under the Securities Act, such as Rule 144, which is summarized below.

Lock-up Agreement

Under the Lock Up/Leak Out Agreements, the stockholders have agreed, among other things, that (i) they will not sell or transfer any shares of our common stock held as of the consummation of the share exchange until twelve months after the effective date of the registration statement covering their shares (other than transfers to their affiliates, who must agree to the terms of the Lock Up/Leak Out Agreement upon such transfer), and (ii) after the end of that twelve-month lock up period, such persons (or their transferees) will not sell or transfer more than 1/36th of the number of shares such person owned on the date of the agreement during each month thereafter.

The remaining shares of our common stock outstanding upon completion of this offering are deemed “restricted” securities under Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

Certain outstanding shares of our common stock which are not included in this prospectus are eligible for sale in the public market under Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (2) we are subject to the reporting requirements of the Exchange Act for at least 90 days before the sale and (3) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale. In the event that the registration statement of which this prospectus is a part lapses for any reason, all currently outstanding shares of common stock will be subject to resale pursuant to Rule 144, subject to the limitations described herein.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of securities of the same class then outstanding: or
•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

provided, that, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least three months before the sale.

However, since we will seek to initiate quotation of our common stock on the OTC Bulletin Board, which is not an “automated quotation system,” our stockholders will not be able to rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, shell companies, like us, unless certain conditions are met.  As a result, it is likely that pursuant to Rule 144 our stockholders, who were stockholders of ours prior to the acquisition of Mamma’s Best, will be able to sell the their shares of our common stock from and after March 12, 2013 (the one year anniversary of our reverse acquisition of MB) without registration. However, we are registering for public resale on behalf of all of the holders of our outstanding shares of common stock prior to the acquisition of Mamma’s Best in the registration statement of which this prospectus forms a part and all such shares will be freely transferable and without any restriction pursuant to this prospectus, subject to the provisions of the Lock Up/Leak Out Agreements governing the disposition of their shares, as described under the heading “Selling Stockholders – Lock Up/Leak Out Agreements” appearing on page 34 of this prospectus under the heading titled "Issuances of Securities being Offered - Share Exchange Transaction."

LEGAL MATTERS

The validity of the issuance of the common stock offered by the selling stockholders under this prospectus will be passed upon for us by Manderson, Schafer & McKinlay LLP of Newport Beach, California.

EXPERTS

The consolidated financial statements for the years ended December 31, 2011 and 2010, included in this prospectus and elsewhere in the registration statement, have been audited by Haynie & Company, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus.  This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement.  For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement.  Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N. E., Washington, D. C.  20549.  Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address.  You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330.  In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments thereto, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, we file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial data, current reports and other reports and information with the SEC.  You may inspect and copy each of our periodic reports, proxy statements and other information at the SEC’s public reference room, and at the web site of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Versant International, Inc. (formerly Shang Hide Consultants, Ltd.)
Reno, NV

We have audited the accompanying balance sheet of Versant International, Inc. (formerly Shang Hide Consultants, Ltd. -a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from May 5, 2010 (inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versant International, Inc. (formerly Shang Hide Consultants, Ltd.) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s:/ Haynie & Company

Salt Lake City, Utah
February 2, 2012

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
BALANCE SHEET
(A Development Stage Company)

	December 31, 2011	December 31, 2010
ASSETS

Current Assets
Cash and cash equivalents	$15,000	$7,650

Total assets	$15,000	$7,650

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Advance from shareholder	20,000	555
Accounts payable	17,097	-

Total liabilities	37,097	555

Commitments and Contingencies	-	-

Stockholders' Equity/ (deficit)
Preferred stock: 10,000,000 shares authorized ($0.001 par value) none issued and outstanding	-	-
Class A Common stock, $.001 par value, 75,000,000 shares authorized and 50,000,000 and 0 shares issued and outstanding at December 31, 2011 and 2010 respectively	50,000	-
Class B Common stock, $.001 par value, 225,000,000 shares authorized 15,000,000 shares issued and outstanding at December 31, 2011 and 2010 respectively	15,000	15,000
Additional paid in capital	470,027	-
Deficit accumulated during development stage	(557,124)	(7,905)

Total stockholders' equity / (deficit)	(22,097)	7,095

Total liabilities and stockholders' equity / (deficit)	$15,000	$7,650

The Accompanying Notes are an Integral Part of the Financial Statements

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
STATEMENTS OF OPERATIONS
(A Development Stage Company)

	For the Year Ended			From Inception on May 5, 2010 to
	December 31, 2011	December 31, 2010		December 31, 2011

Net revenue	$-		$-	$-

Expenses
Officer Compensation	500,000		-	500,000
Professional fees	44,426		5,650	50,076
General and administrative	4,793		2,255	7,048

Net loss	$(549,219)		$(7,905)	$(557,124)

Loss per share - basic and diluted	$(0.04)	$	-*

Weighted average shares outstanding- basic and diluted	15,684,932		15,000,000

* Less than $0.01

The Accompanying Notes are an Integral Part of the Financial Statements

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION ON MAY 5, 2010 TO DECEMBER 31, 2011
(A Development Stage Company)

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Number	Amount	Number	Amount	Capital	Deficit	Equity

Balance May 5, 2010 (Inception)	-	$-	-	$-	$-	$-	$-

Common stock issued at par value			15,000,000	15,000	-		15,000

Net loss						(7,905)	(7,905)

Balance December 31, 2010	-	$-	15,000,000	$15,000	$-	$(7,905)	$7,095

Related party liabilities forgiven					5,027		5,027

Operating capital contributed					15,000		15,000

Issuance of restricted common stock	50,000,000	50,000			450,000		500,000

Net loss						(549,219)	(549,219)

Balance December 31, 2011	50,000,000	$50,000	15,000,000	$15,000	$470,027	$(557,124)	$(22,097)

The Accompanying Notes are an Integral Part of the Financial Statements

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
STATEMENTS OF CASH FLOWS
(A Development Stage Company)

	For the Year Ended December 31,		From Inception on May 5, 2010 to December 31,
	2011	2010	2011

Cash Flows From Operating Activities
Net loss	$(549,219)	$(7,905)	$(557,124)

Adjustments to reconcile net loss to cash used in operating activities:

Stock-based compensation	500,000		500,000
Increase in accounts payable and stockholder advances	41,569	555	42,124

Net cash used in operating activities	(7,650)	(7,350)	(15,000)

Cash Flows from Financing Activities
Capital contributed	15,000		15,000
Proceeds from issuance of common stock	-	15,000	15,000

Net cash provided by financing activities	15,000	15,000	30,000

Net increase in cash and cash equivalents	7,350	7,650	15,000

Cash and cash equivalents at beginning of period	7,650	-	-

Cash and cash equivalents at end of period	$15,000	$7,650	$15,000

Supplemental Information and non-cash transactions

Cash paid for interest	$-	$-	$-

Cash paid for income taxes	$-	$-	$-

During the year ended December 31, 2011 cumulative related party liabilities totaling $5,027 were forgiven and converted to additional paid in capital.

The Accompanying Notes are an Integral Part of the Financial Statements

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization

Shang Hide Consultants (Company) was organized under the laws of the State of Nevada in May 2010.  The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.

On December 27, 2011, pursuant to a change of control as noted in the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2012, the Company amended its articles of incorporation and changed its name to Versant International, Inc.

The principal business objective for the next 12 months and beyond continues to be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.

The Company currently has no operations and is considered to be in the development stage as defined by United States generally accepted accounting principles.

Note 2 – Summary of Significant Accounting Policies

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Use of Estimates

Management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  Actual results could vary from these estimates.

Cash and Cash Equivalents

The Company maintains its cash at a federally insured financial institution.  Cash equivalents with maturity dates less than 90 days from the date of origination are considered to be cash equivalents for all financial reporting purposes.  The Company currently has no cash equivalents.

Fair Value

Cash and accounts payable are carried at cost which approximates their fair value in accordance with the fair value hierarchy as established by US GAAP.

Income Tax

Deferred tax assets and liabilities are recorded to reflect temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The tax rate used to determine the deferred tax assets and liabilities is the enacted tax rate for the year in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company expects to have a material impact on the financial position, results of operations, or cash flows.

Reclassifications

For current year presentation purposes, $5,650 of professional fees incurred in the period ended December 31, 2010 have been reclassified to conform to the current year presentation.  The reclassification did not have any impact on the previously reported financial position, results of operations, or cash flows.

Note 3 – Stock Issuance

In May 2010 the Company issued 15,000,000 shares of common at par value for cash totaling $15,000.

In December 2011 the Company’s former shareholders, directors, and officer converted $5,027 of previously accrued related party liabilities for operating expenses to additional paid in capital.

In December 2011 the Company amended its articles of incorporation and now has authorized capital as follows:

●	10,000,000 shares of preferred stock
●	75,000,000 shares of Class A common stock
●	225,000,000 shares of Class B common stock

Our Class A and Class B common stock has substantially the same rights with the exception of voting rights.  Each share of Class A common stock is entitled ten votes while each share of Class B common stock is entitled to one vote.

In December 2011 the Company issued 50,000,000 shares of Class A common stock to its new officers and directors, Glen Carnes and Michael Young, in consideration for services to be rendered to the Company in their new capacities with an estimated fair market value of $500,000.

Note 4 – Related Party Transactions

Since inception, the Company’s former officers, directors, and officer paid Company operating expenses, related to maintaining current filings with the Securities and Exchange Commission, totaling $5,027.  As of December 31, 2011 the amounts due to our former officers and shareholders were forgiven resulting in an increase in additional paid in capital.  No gain or loss was recognized as part of this debt forgiveness.

During the fourth quarter of 2011, $20,000 of legal and consulting fees incurred on behalf of the Company were paid by our officers and directors, Glen Carnes and Michael Young.  The amounts due are reflected in “advance from shareholder” on the accompanying balance sheet.

 Note 5 – Income Tax

As of December 31, 2011 the Company’s previous net operating loss carry-forwards of approximately $20,000 as of December 21, 2011 were forfeited due to a change in control of the Company in December 2011.  Compensation expense of $500,000 incurred subsequent to the date of change in control along with other legal and consulting fees of approximately $37,000 resulted in a deferred tax asset totaling $188,000 as of December 31, 2011, assuming a 35% tax rate.

Since it is not likely that deferred tax assets will be realized, no current tax benefit was recognized and the deferred assets have been fully reserved.

The Company does not currently have temporary or permanent differences that provide additional deferred tax assets or result in deferred tax liabilities, nor are there any uncertain tax positions.

Our current net operating loss carry-forward will begin to expire in 2031and we are open to Internal Revenue Service audit for all periods since our inception.

Note 6 – Subsequent Events

We evaluated subsequent events through February 2, 2012, the date in which the financial statements were available to be issued, and determined there were no reportable events.

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
CONSOLIDATED BALANCE SHEETS

	March 31, 2012	December 31, 2011
	(unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$37,896	$15,000
Accounts receivable	647	-
Inventory	9,632	-
Prepaid expenses	5,020	-

Total current assets	53,195	15,000

Other Assets
Goodwill	86,985	-

Total assets	$140,180	$15,000

LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)

Current Liabilities
Advance from shareholder	$37,938	$20,000
Accounts payable	43,192	17,097

Total liabilities	81,130	37,097

Commitments and Contingencies	-	-

Stockholders' Equity/ (Deficit)
Preferred stock: 25,000,000 shares authorized ($0.001 par value) none issued and outstanding	-	-
Class A Common stock, $.001 par value, 200,000,000 shares authorized and 70,000,000 and 50,000,000 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	70,000	50,000
Class B Common stock, $.001 par value, 675,000,000 shares authorized 67,475,000 and 15,000,000 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	67,475	15,000
Additional paid in capital	3,146,749	470,027
Accumulated deficit	(3,225,174)	(557,124)

	$59,050	$(22,097

Total liabilities and stockholders' equity / (deficit)	$140,180	$15,000

The accompanying notes are an integral part of these financial statements

 VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Revenue

Net sales	$4,472	$-
Cost of goods sold	3,619	-

Gross margin	853	-

Expenses
Officer compensation	$2,569,697	$-
Sales and marketing	910	-
Professional fees	86,571	-
Other general and administrative	11,725	-

Total operating expenses	2,668,903	-

Loss from operations	(2,668,050)	-

Net loss	$(2,668,050)	$-

Net loss per share - basic and diluted	$(0.04)	$-

Weighted average shares outstanding	70,190,278	15,000,000

The accompanying notes are an integral part of these financial statements

VERSANT INTERNATIONAL, INC.
(Formerly Shang Hide Consultants, Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Cash Flows from Operating Activities

Net loss	$(2,668,050)	$-

Adjustments to reconcile net income to net cash provided by operating activities:

Stock based compensation	2,569,697
(Increase) in accounts receivable	(647)	-
(Increase) in prepaid expenses	(5,020)
Increase in accounts payable	22,952	-
Decrease in inventories	3,619	-

Net cash used in operating activities	(77,449)	-

Cash Flows from Investing Activities
Cash received in subsidiary acquisition	$2,907	$

Cash Flows from Financing Activities
Proceeds from shareholder advances	17,938	-
Proceeds from issuances of common stock	79,500	-

Net cash provided by financing activities	$97,438	$-

Net increase in cash and cash equivalents	22,896	-

Cash and cash equivalents at beginning of the period	$15,000	$7,650

Cash and cash equivalents at end of the period	$37,896	$7,650

Supplementary Disclosures of Cash Flow Information
The Company did not pay any interest or taxes for the three months ended March 31, 2012 and 2011, respectively

Non-Cash Investing and Financing Activities
During the three months ended March 31, 2012 the Company issued 10,000,000 shares of Class B common stock, valued at
$100,000, to acquire the identifiable assets including goodwill along with the assumed liabilities of its wholly-owned subsidiary
Mamma's Best, LLC.

The accompanying notes are an integral part of these financial statements

VERSANT INTERNATIONAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein were prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, disclosures made are adequate to make the information not misleading.

In the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim period. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the fiscal year.

Note 1 – Organization

Versant International, Inc. (Company) was organized under the laws of the State of Nevada in May 2010.  The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a companies or businesses seeking the perceived advantages of being a publicly held corporation. One of our principal business objectives for the next 12 months and beyond will be to achieve long-term growth potential through acquisitions or combinations with other businesses.

Through our recently acquired, wholly-owned subsidiary, Mamma’s Best, LLC we produce and sell food products.  Our products are available at well-known organic and natural food retail outlets primarily in the Los Angeles and Orange County locales.  To date, our food products consist of a total of four barbeque sauces and marinades.

Prior to the acquisition of Mamma’s Best we were considered to be in the development stage as defined by United States generally accepted accounting principles.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

Management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  Actual results could vary from these estimates.

Principles of Consolidation

Our consolidated financial statements consist of our legal parent, Versant International, Inc. and our wholly-owned subsidiary, Mamma’s Best, LLC.  All inter-company balances and transactions have been eliminated upon consolidation.

Cash and Cash Equivalents

We maintain our cash at federally insured financial institutions.  Cash equivalents with maturity dates less than 90 days from the date of origination are considered to be cash equivalents for all financial reporting purposes.  We currently have no cash equivalents.

Fair Value

Cash and other current assets and liabilities are carried at cost which approximates their fair value in accordance with the fair value hierarchy as established by US GAAP.

Receivables

Accounts receivable consist of amounts due from our distributors.  Accounts receivable are current in nature and we have not experienced any material collection issues. Our reserve for bad debt is based on factors including current sales amounts, historical charge-offs and specific accounts identified as high risk. Uncollectible accounts receivable are charged against the allowance for doubtful accounts when reasonable efforts to collect the amounts due have been exhausted.

Inventories

Inventories are stated at the lower of cost or market using the first-in first-out (“FIFO”) method.  Inventory is produced, bottled, and packed for shipment by a third party manufacturer.  We are not required to and have not entered into any firm purchase commitments with our manufacturer and we order inventory on a “just-in-time” basis.

Revenue Recognition

We recognize revenues upon delivery of goods to a customer.  This is generally the point at which title and risk of loss is transferred, and when payment has either been received or collection is reasonably assured.  Revenues are recorded net of applicable incentives and promotions and include all shipping and handling costs passed to customers.

We recognize an allowance for sales returns based upon estimated and known returns.  Product returns are recorded as a reduction of net revenues and as a reduction of the accounts receivable balance.  When all revenues are collected within the same period, resulting in no outstanding receivables at the balance sheet date, the allowance is reclassified to current liabilities.  Since inception, we have had an immaterial amount of our products returned.

Cost of Goods Sold

Our cost of goods sold includes all production and handling costs to produce our products. We have not incurred material shipping and handling costs to date.

Selling, General, and Administrative Expenses

Marketing – We promote our products with trade promotions and other product demonstrations. These programs include in-store display incentives and volume-based incentives. We expense advertising costs either in the period the advertising first takes place or as incurred. Consumer incentive and trade promotion activities are recorded as a reduction to revenues.  All marketing costs are recorded as an expense in the year incurred.

Goodwill

We test goodwill for impairment at least annually. We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market and general economic factors. If significant potential goodwill impairment risk exists, we apply a two-step quantitative test. The first step compares the estimated fair value with its carrying value. If the carrying value exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the goodwill is considered impaired and reduced to its implied fair value.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company expects to have a material impact on the financial position, results of operations, or cash flows.

Note 3 – Inventory

Our inventory is stated at the lower of cost or market using the FIFO method.  We have entered into third party production agreements on an as need basis, correspondingly, there are no purchase commitments related to inventory.  As of March 31, 2012 and December 31, 2011 we had finished goods inventory valued at $9,632 and $13,251 (pre-acquisition inventory held by our wholly-owned subsidiary Mamma’s Best LLC), respectively.  Periodic reviews for obsolescence are performed and applicable reserves are recognized.  We have not recognized any reserves for obsolete inventory through the period covered by this report.

Note 4 – Stock Issuances

On March 12, 2012 we issued 10,000,000 shares of Class B common stock valued at $100,000 in exchange for 100% of the 40,000,000 outstanding ownership units of Mamma’s Best, LLC.  For additional detail related to this stock issuance see Note 5 – Business Acquisition.

On March 27, 2012 we issued an aggregate of 20,000,000 shares of Class A common stock and 40,000,000 shares of Class B common stock to Glen W. Carnes (Chairman and Chief Executive Officer) and Michael D. Young (President and Chief Operating Officer) with each receiving 10,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock for related party compensation of $2,569,697.

During March 2012 we issued an aggregate of 2,475,000 shares of Class B common stock for total cash consideration of $79,500.

Note 5 – Business Acquisition

On March 12, 2012 we acquired 100% of the 40,000,000 outstanding ownership units of Mamma’s Best, LLC in exchange for 10,000,000 shares of Class B common stock.  We accounted for the transaction as a business combination by applying the acquisition method in which the fair value of the consideration given, $100,000, was allocated to the identifiable assets acquired of $16,158; the liabilities assumed of $3,143; and the goodwill acquired of $86,985.  Subsequent to the completion of the acquisition, Mamma’s Best LLC became a wholly-owned operating subsidiary of Versant International, Inc.

Since the fair value of the consideration given exceeded the fair value of the identifiable assets acquired and liabilities assumed, we recognized goodwill in accordance with ASC 805-30-30-1.  Correspondingly, we performed a preliminary impairment analysis of the goodwill acquired in accordance with the applicable US GAAP and our corresponding accounting policies.  Based on the results of Step 1 of our impairment test we determined the fair value of the acquired reporting unit (Mamma’s Best) inclusive of goodwill exceeds its carrying amount, thus no impairment was recognized.

Subsequent to the issuance of the Class B common stock related to the acquisition of Mamma’s Best, our officers and affiliates maintained the controlling interest in our consolidated Company.

Prior to the acquisition of Mamma’s Best, LLC we were considered and exploration stage shell company as defined by US GAAP and the applicable Securities and Exchange Commission Rules and Regulations, therefore, we are providing the following unaudited pro forma statement of operations for the three months ended March 31, 2011 for informational purposes.

MAMMA’S BEST, LLC – PRO FORMA STATEMENT OF OPERATIONS (Unaudited)

For the Three Months Ended March 31, 2011

Net Sales	$2,819
Cost of goods sold	2,147

Gross Margin	672

Operating Expenses:
Sales and marketing	3,226
Other general and administrative	984

Total operating expenses	4,210

Loss from operations / Net loss	$(3,538)

For additional information related to the acquisition, including the prior two years of audited financial statements for Mamma’s Best, LLC and pro-forma financial statements as of and for the year ended December 31, 2011, see our Current Reports on Form 8-K and 8-K/A as filed on March 16, 2012 and April 26, 2012, respectively.

Note 6 – Related Party Transactions

During the three months ended March 31, 2012 our officers and directors advanced us a net of $17,938 in order to pay legal and other general and administrative expenses.  The transactions occurred in the normal course of business and will be repaid as funding permits.  As of March 31, 2012 and December 31, 2011 we owed our officers and directors a total of $37,938 and $20,000, respectively.

See Note 4 for a discussion of the stock based compensation issued to our officers.

Note 7 – Concentrations

Customers

During the quarter ended March 31, 2012 two customers accounted for 88% and 12% of revenue, respectively.

Vendor

Our product line is produced, bottled, and packaged by one vendor. The Company has alternatives for these services, and no firm purchase commitments have been entered into with this vendor.

Note 8 – Operating Lease

During March 2012 we entered into an operating lease for our corporate office.  The lease commences on April 2, 2012 and expires on March 31, 2013.  The lease calls for monthly payments of $1,391.

Note 9 – Subsequent Events

In April 2012 we issued an aggregate of 555,000 shares of Class B common stock for total cash consideration of $30,500.  We also issued 550,000 shares of Class B common stock in exchange for services valued at $53,500.